Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyr...

03050973

80 Años

Exemption pursuant to Rule 12g3-2(b) 82-4567

Submission of: **Other information**

Lima, April 2, 2003

Dual 3rd Floor

SUPPL


SEC MAIL PROCESSING
RECEIVED
APR 04 2003
WASH. D.C. 105 SECTION

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Acording to what has been established by Conasev's Resolution N° 141-98-EF/94.10 regarding the Financial Information Preparation and Presentation, we are pleased to enclose our consolidated audited financial statement as December 31st, 2002.

Sincerely yours,

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

dlw 5/30

DATOS GENERALES DE LA EMPRESA

	Llenar los datos:	Consideraciones	Observaciones
RPJ :	B60001	Ingresar a 6 digitos. Ejemplo: B01234	
Ejercicio:	2002	Ingresar 4 digitos como maximo	
Tipo de Informacion:	AI	Si es Anual Individual ingresar AI, si es Anual Consolidada ingresar AC	
Denominacion de la empresa:	FERREYROS S.A.A	Ingresar con letras MAYUSCULAS	
CIIU :	5150	Ingresar 4 digitos como maximo	
E-mail 1 :	contralo@ferreyros.com.pe	Ejemplo: postmast@conasevnet.gob.pe	
E-mail 2 :	bchauca@ferreyros.com.pe	Ejemplo: suarez@conasevnet.gob.pe	
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe	
Factor de Reexpresion :	1017	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230	

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

C.P.C. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A
Balance General
Por los años terminados el 31 de Diciembre de 2002 y 2001
(En miles de nuevos soles)

	2002	2001
iente		
icos	26,849	20,302
gociables		
or Cobrar Comerciales	45,544	73,344
or Cobrar a Vinculadas	11,931	8,382
ntas por Cobrar	38,271	52,853
s	230,416	301,126
gados por Anticipado	3,207	4,240
vo Corriente	**356,218**	**460,247**
or cobrar a largo plazo	17,867	30,350
or Cobrar a Vinculadas a Largo Plazo		10,395
ntas por Cobrar a Largo Plazo		
Permanentes	119,378	109,636
Maquinaria y Equipo (neto de deprec.acum.)	216,570	236,125
gible Neto	17,874	19,886
la Renta y Participaciones Diferidos Activo	3,866	
os		
o	**731,773**	**866,639**

Pasivo y Patrimonio	2002	2001
Pasivo Corriente		
Sobregiros y Pagarés Bancarios	18,974	149,368
Cuentas por Pagar Comerciales	195,659	121,449
Cuentas por Pagar a Vinculadas		
Otras Cuentas por Pagar	26,715	27,099
Parte Corriente de las Deudas a Largo Plazo	37,565	203,203
Total Pasivo Corriente	**278,913**	**501,119**
Deudas a largo plazo	207,768	126,488
Cuentas por pagar a vinculadas		
Ingresos Diferidos	5,580	5,001
Impuesto a la Renta y Particip.Diferidos Pasivo		5,125
Total Pasivo	**492,261**	**637,733**
Contingencias (Solo debe mostrarse cuando exista)	0	0
Interes minoritario	0	0
Patrimonio Neto		
Capital	181,062	176,288
Capital adicional	40,622	45,396
Acciones de Inversión		
Excedente de Revaluación	11,535	11,535
Reservas Legales	248	248
Otras Reservas		
Resultados Acumulados	6,045	-4,561
Total Patrimonio Neto	**239,512**	**228,906**
Total Pasivo y Patrimonio Neto	**731,773**	**866,639**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
C.P.C. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10916

FERREYROS S.A.A
Estado de Ganancias y Pérdidas
Por los años terminados el 31 de Diciembre de 2002 y 2001
(En miles de nuevos soles)

	2002	**2001**
Ventas Netas (ingresos operacionales)	581,945	619,059
Otros Ingresos Operacionales	11,843	12,856
Total de Ingresos Brutos	**593,788**	**631,915**
Costo de Ventas	-431,490	-474,590
Utilidad Bruta	**162,298**	**157,325**
Gastos Operacionales		
Gastos de Administración	-51,059	-56,233
Gastos de Ventas	-64,091	-74,564
Utilidad Operativa	**47,148**	**26,528**
Otros Ingresos (gastos)		
Ingresos Financieros	20,751	22,554
Gastos Financieros	-42,923	-59,014
Otros Ingresos		2,030
Otros Gastos	-1,705	
Resultado por Exposición a la Inflación	-8,107	1,202
Resultado antes de Partidas Extraordinarias, Participaciones y del Impuesto a la Renta	**15,164**	**-6,700**
Participaciones	-1,042	256
Impuesto a la Renta	-3,516	606
Resultado antes de partidas extraordinarias	**10,606**	**-5,838**
Ingresos Extraordinarios	0	0
Gastos Extraordinarios	0	0
Resultado antes de interes Minoritario	**10,606**	**-5,838**
Interés Minoritario	0	0
Utilidad (Perdida) Neta del Ejercicio	**10,606**	**-5,838**
Dividendos de acciones Preferentes	0	0
Utilidad (Pérdida) Neta atribuible a los accionistas	**10,606**	**-5,838**
Utilidad (pérdida) básica por acción común	0.066000	-0.036000
Utilidad (pérdida) básica por acción de inversión	0.000000	0.000000
Utilidad (pérdida) diluida por acción común	0.000000	0.000000
Utilidad (pérdida) diluida por acción de inversión	0.000000	0.000000

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A
Estado de Flujos de Efectivo
Por los años terminados el 31 de Diciembre de 2002 y 2001
(En miles de nuevos soles)

	2002	2001
ACTIVIDADES DE OPERACIÓN		
Cobranza de venta de bienes o servicios e ingresos operacionales	612,192	645,611
Cobranza de regalias, honorarios, comisiones y otros		
Cobranza de intereses y dividendos recibidos		
Otros cobros de efectivo relativos a la actividad	18,056	20,940
Menos:		
Pago a proveedores de bienes y servicios	-289,856	-467,227
Pago de remuneraciones y beneficios sociales	-68,551	-72,571
Pago de tributos	-4,716	-21,024
Pago de intereses y rendimientos		
Otros Pagos de efectivo relativos a la actividad	-16,877	-15,168
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación	**250,248**	**90,561**
ACTIVIDADES DE INVERSIÓN		
Cobranza de venta de valores e inversiones permanentes		
Cobranza de venta de inmuebles, maquinaria y equipo	6,399	276
Cobranza de venta de activos intangibles		
Otros cobros de efectivo relativos a la actividad	4,402	5,512
Menos:		
Pagos por compra de valores e inversiones permanentes	-22	-2,321
Pagos por compra de inmuebles, maquinaria y equipo	-5,860	-44,663
Pagos por compra de activos intangibles		
Otros pagos de efectivo relativos a la actividad		
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión	**4,919**	-41,196
ACTIVIDADES DE FINANCIAMIENTO		
Cobranza de emisión de acciones o nuevos aportes	0	0
Cobranza de recursos obtenidos por emisión de valores u otras obligac. largo plazo		
Otros cobros de efectivo relativos a la actividad	13,752	35,433
Menos:		
Pagos de amortización o cancelación de valores u otras obligaciones de largo plazo	-214,752	-37,001
Pago de dividendos y otras distribuciones		
Otros pagos de efectivo relativos a la actividad.	-39,513	-61,992
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento	-240,513	-63,560
Aumento (Dism) Neto de Efectivo y Equivalente de Efectivo	14,654	-14,195
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio	20,302	33,295
Resultado por Exposición a la Inflación	-8,107	1,202
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio	**26,849**	**20,302**

CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN

Utilidad (Pérdida) neta del Ejercicio	10,606	-5,838
Más :		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Depreciación y amortización del período	32,985	30,678
Provisión Beneficios Sociales		558
Provisiones Diversas	21,707	9,212
Pérdida en venta de inmuebles, maquinaria y Equipo		
Pérdida en venta de valores e inversiones permanentes		
Pérdida por activos monetarios no corrientes		
Otros	19,367	49,204
Menos:		
Ajustes a la Utilidad (Pérdida) del Ejercicio		
Utilidad en venta de inmuebles, maquinaria y equipo	-1,004	-41
Utilidad en venta de valores e inversiones permanentes		
Resultado por Exposición a la Inflación	8,107	-1,202
Ganancia por pasivos monetarios no corrientes		
Cargos y Abonos por cambios netos en el Activo y Pasivo		
(Aumento) Disminución de Cuentas por Cobrar Comerciales	26,357	25,702
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas		
(Aumento) Disminución de Otras Cuentas por Cobrar	7,862	-3,615
(Aumento) Disminución en Existencias	62,890	7,412
(Aumento) Disminución en Gastos Pagados por Anticipado	1,033	-817
Aumento (Disminución) de Cuentas por Pagar Comerciales	74,210	-13,601
Aumento (Disminución) de Cuentas por Pagar a Vinculadas		
Aumento (Disminución) de Otras Cuentas por Pagar	-13,872	-7,091
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación	**250,248**	**90,561**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10915

FERREYROS S.A.A

Estado de Cambios en el Patrimonio Neto

Por los años terminados el 31 de Diciembre de 2002 y 2001

(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Total
1ero. de enero de 2001	176,288	45,396	0	12,640	248	0	1,277	235,849
cum. De cambios en políticas contab. y corrección de errores sustanciales	0	0	0	0	0	0	0	0
iones o asignaciones de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0
os y participaciones acordados durante el periodo	0	0	0	0	0	0	0	0
aportes de accionistas	0	0	0	0	0	0	0	0
nto de prima en la colocación de aportes y donaciones	0	0	0	0	0	0	0	0
ntos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0
ción de activos	0	0	0	-1,105	0	0	0	-1,105
ación de partidas patrimoniales	0	0	0	0	0	0	0	0
ón de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0
(Pérdida) Neta del Ejercicio	0	0	0	0	0	0	-5,838	-5,838
crementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0
de diciembre de 2001	**176,288**	**45,396**	**0**	**11,535**	**248**	**0**	**-4,561**	**228,906**
ro. de enero de 2002	176,288	45,396	0	11,535	248	0	-4,561	228,906
cum. De cambios en políticas contab. y corrección de errores sustanciales	0	0	0	0	0	0	0	0
ciones o asignaciones de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0
los y participaciones acordados durante el periodo	0	0	0	0	0	0	0	0
aportes de accionistas	0	0	0	0	0	0	0	0
nto de prima en la colocación de aportes y donaciones	0	0	0	0	0	0	0	0
ntos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0
ción de activos	0	0	0	0	0	0	0	0
ación de partidas patrimoniales	4,774	-4,774	0	0	0	0	0	0
ón de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0
(Pérdida) Neta del Ejercicio	0	0	0	0	0	0	10,606	10,606
crementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	0	0
de diciembre de 2002	**181,062**	**40,622**	**0**	**11,535**	**248**	**0**	**6,045**	**239,512**

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

C.P.C. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Distribucion de Capital

Codigo	Descripción	Numero de accionistas	Participacion de Acciones ingresar los datos con 2 decimales sin considerar el punto decimal. Ejemplo 1: si se quiere mostrar 2.00 %, digitar 200 Ejemplo 2: si se quiere mostrar 0.01 % ingresar 1 Ejemplo 3: si se quiere mostrar 99.99% ingresar 9999
C000	Menos de 0.20%		
C001	De 0.20 al 1 %	830	2268
C005	De 1.01 al 5 %	11	3608
C010	De 5.01 al 10 %	3	1936
C020	De 10.01 al 20 %	2	2188
C030	De 20.01 al 30 %		
C040	De 30.01 al 40 %		
C050	De 40.01 al 50 %		
C060	De 50.01 al 60 %		
C070	De 60.01 al 70 %		
C080	De 70.01 al 80 %		
C090	De 80.01 al 90 %		
C100	De 90.01 al 100 %		

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloria

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Totales Adicionales

Codigo	Descripcion	Observaciones	2002
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar sin decimales	161850384
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar sin decimales	
T030	VALOR NOMINAL DE ACCIONES COMUNES (en Soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En Soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	
T050	PROVISION PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar sin decimales	56880
T060	PROVISION PARA DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar sin decimales	13907
T070	PROVISION PARA FLUCTUACION DE INVERSIONES (En miles de Soles)	Ingresar sin decimales	349
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar sin decimales	6667
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	22
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	13390
T110	DEPRECIACION DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	30973
T120	REVALUACION DE ACTIVOS (En miles de Soles)	Ingresar sin decimales	

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A
Personal

Codigo	Descripción	Numero de Personal			
		Inicial	Ingresaron	Retirados	Final
P010	FUNCIONARIOS (Directivos, gerentes, Subgerentes)	29		1	28
P020	PERSONAL PERMANENTE EMPLEADOS	584		107	477
P030	PERSONAL PERMANENTE OBREROS	638		73	565
P040	PERSONAL CONTRATADO EMPLEADOS				
P050	PERSONAL CONTRATADO OBREROS				

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10615

FERREYROS S.A.A
Auditor Independiente

Codigo del Auditor Independiente o Sociedad de Auditoria (RUNSA)	Nombre del Auditor Independiente o Sociedad de Auditoria	Nombre del que firma el Dictamen (Apellidos y Nombres)	Calificacion del Dictamen
046A	Dongo-Soria Gaveglio y Asociados Sociedad Civil	Horna Montoya Felix U.	L

Observaciones:	Observaciones:	Observaciones:	Observaciones:

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 18816

FERREYROS S.A.A.

INFORMACION FINANCIERA AUDITADA

INDICADORES FINANCIEROS

(A valores ajustados)

		Al 31 de diciembre del 2002		Al 31 de diciembre del 2001
1. LIQUIDEZ				
1.1 Liquidez general		1.28		0.92
1.2 Prueba àcida		0.44		0.31
2. GESTION				
2.1 Costo de ventas a ventas		0.74		0.77
2.2 Gasto financiero a ventas		0.07		0.10
3. SOLVENCIA				
3.1 Endeudamiento patrimonial		2.03		2.74
3.2 Endeudam.activo fijo a largo plazo		0.96		0.54
4. RENTABILIDAD				
4.1 Rentabilidad neta del patrimonio		4.63%		-2.49%
4.2 Rentabilidad por acciòn		5.96%		-3.24%
4.3 Rentabilidad de ventas netas		1.82%		-0.94%
5. VALOR CONTABLE	S/.	1.35	S/.	1.29

ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría
Representante legal

ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISP
Contador General - Mat. 19915
Contador General

DATOS GENERALES DE LA EMPRESA

	Llenar los datos:	Consideraciones	Observaciones
RPJ :	B60001	Ingresar a 6 digitos. Ejemplo: B01234	
Ejercicio:	2002	Ingresar 4 digitos como maximo	
Tipo de Informacion:	AC	Si es Anual Individual ingresar AI, si es Anual Consolidada ingresar AC	
Denominacion de la empresa:	FERREYROS S.A.A Y SUBSIDIARIAS	Ingresar con letras MAYUSCULAS	
CIIU :	5150	Ingresar 4 digitos como maximo	
E-mail 1 :	contralo@ferreyros.com.pe	Ejemplo: postmast@conasevnet.gob.pe	
E-mail 2 :	bchauca@ferreyros.com.pe	Ejemplo: suarez@conasevnet.gob.pe	
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasevnet.gob.pe	
Factor de Reexpresion :	1017	Ingresar el dato a 3 decimales sin considerar el punto decimal. Ejemplo: si se quiere ingresar 1.230 se digitará: 1230	

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A Y SUBSIDIARIAS
Balance General
Por los años terminados el 31 de Diciembre de 2002 y 2001
(En miles de nuevos soles)

Activo	2002	2001
Activo Corriente		
Caja y Bancos	36,357	32,199
Valores Negociables		
Cuentas por Cobrar Comerciales	61,898	83,666
Cuentas por Cobrar a Vinculadas	0	0
Otras Cuentas por Cobrar	40,599	54,443
Existencias	266,493	343,830
Gastos Pagados por Anticipado	4,825	6,558
Total Activo Corriente	**410,172**	**520,696**
Cuentas por cobrar a largo plazo	26,843	47,625
Cuentas por Cobrar a Vinculadas a Largo Plazo		0
Otras Cuentas por Cobrar a Largo Plazo		424
Inversiones Permanentes	41,234	45,301
Inmuebles, Maquinaria y Equipo (neto de deprec.acum.)	271,826	290,530
Activo Intangible Neto	18,062	19,921
Impuesto a la Renta y Participaciones Diferidos Activo	3,658	
Otros Activos		
Total Activo	**771,795**	**924,497**

Pasivo y Patrimonio	2002	2001	Codigo
Pasivo Corriente			
Sobregiros y Pagarés Bancarios	28,219	156,509	1D0301
Cuentas por Pagar Comerciales	207,295	143,704	1D0302
Cuentas por Pagar a Vinculadas			1D0303
Otras Cuentas por Pagar	34,194	39,807	1D0304
Parte Corriente de las Deudas a Largo Plazo	43,572	203,792	1D0305
Total Pasivo Corriente	**313,280**	**543,812**	1D03ST
Deudas a largo plazo	213,754	139,379	1D0401
Cuentas por pagar a vinculadas			1D0402
Ingresos Diferidos	5,661	5,002	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo		5,325	1D0404
Total Pasivo	**532,695**	**693,518**	1D040T
Contingencias (Solo debe mostrarse cuando exista)	0	0	1D0501
Interes minoritario	0	283	1D0502
Patrimonio Neto			
Capital	181,062	176,288	1D0701
Capital adicional	40,622	45,396	1D0702
Acciones de Inversión			1D0703
Excedente de Revaluación	11,536	11,536	1D0704
Reservas Legales	3,788	3,788	1D0705
Otras Reservas			1D0706
Resultados Acumulados	2,092	(6,312)	1D0707
Total Patrimonio Neto	**239,100**	**230,696**	1D07ST
Total Pasivo y Patrimonio Neto	**771,795**	**924,497**	1D070T

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A Y SUBSIDIARIAS
Estado de Ganancias y Pérdidas
Por los años terminados el 31 de Diciembre de 2002 y 2001
(En miles de nuevos soles)

Codigo de Cuenta		2002	2001
2D0101	Ventas Netas (ingresos operacionales)	674,771	706,850
2D0102	Otros Ingresos Operacionales	18,334	12,856
2D01ST	**Total de Ingresos Brutos**	**693,105**	**719,706**
2D0201	Costo de Ventas	(495,072)	(535,569)
2D02ST	**Utilidad Bruta**	**198,033**	**184,137**
	Gastos Operacionales		
2D0301	Gastos de Administración	(63,132)	(65,464)
2D0302	Gastos de Ventas	(77,563)	(82,020)
2D03ST	**Utilidad Operativa**	**57,338**	**36,653**
	Otros Ingresos (gastos)		
21	Ingresos Financieros	24,256	22,572
2D0402	Gastos Financieros	(46,760)	(60,047)
2D0403	Otros Ingresos		1,072
2D0404	Otros Gastos	(9,065)	
2D0405	Resultado por Exposición a la Inflación	(8,848)	445
2D04ST	**Resultado antes de Partidas Extraordinarias, Participaciones y del Impuesto a la Renta**	**16,921**	**695**
2D0501	Participaciones	(2,028)	(1,009)
2D0502	Impuesto a la Renta	(6,451)	(3,131)
2D05ST	**Resultado antes de partidas extraordinarias**	**8,442**	**(3,445)**
2D0601	Ingresos Extraordinarios	0	0
2D0602	Gastos Extraordinarios	0	(787)
2D06ST	**Resultado antes de Interes Minoritario**	**8,442**	**(4,232)**
2D0701	Interés Minoritario	0	(24)
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**	**8,442**	**(4,256)**
2D0801	Dividendos de acciones Preferentes	0	0
2D08ST	**Utilidad (Pérdida) Neta atribuible a los accionistas**	**8,442**	**(4,256)**
2D0901	**Utilidad (pérdida) básica por acción común**	0.052000	-0.026000
2D0902	**Utilidad (pérdida) básica por acción de inversión**	0.000000	0.000000
2D0903	**Utilidad (pérdida) diluida por acción común**	0.000000	0.000000
2D0904	**Utilidad (pérdida) diluida por acción de inversión**	0.000000	0.000000

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A Y SUBSIDIARIAS
Estado de Flujos de Efectivo
Por los años terminados el 31 de Diciembre de 2002 y 2001
(En miles de nuevos soles)

Codigo de Cuenta		2002	2001
	ACTIVIDADES DE OPERACIÓN		
3D0101	Cobranza de venta de bienes o servicios e ingresos operacionales	781,211	818,864
3D0102	Cobranza de regalías, honorarios, comisiones y otros		
3D0103	Cobranza de intereses y dividendos recibidos		
3D0104	Otros cobros de efectivo relativos a la actividad	21,282	35,327
	Menos:		
3D0109	Pago a proveedores de bienes y servicios	(417,212)	(587,293)
3D0105	Pago de remuneraciones y beneficios sociales	(87,657)	(90,116)
3D0106	Pago de tributos	(11,710)	(27,279)
3D0107	Pago de intereses y rendimientos		
3D0108	Otros Pagos de efectivo relativos a la actividad	(22,698)	(25,603)
	Aumento (Dism.) del Efectivo y Equivalente de Efectivo		
3D01ST	**Provenientes de Actividades de Operación**	**263,218**	**123,900**
	ACTIVIDADES DE INVERSIÓN		
3D0201	Cobranza de venta de valores e inversiones permanentes		
3D0202	Cobranza de venta de inmuebles, maquinaria y equipo	9,777	276
3D0203	Cobranza de venta de activos intangibles		
3D0204	Otros cobros de efectivo relativos a la actividad	4,380	0
	Menos:		
3D0205	Pagos por compra de valores e inversiones permanentes	(163)	(2,379)
3D0206	Pagos por compra de inmuebles, maquinaria y equipo	(15,845)	(50,785)
3D0207	Pagos por compra de activos intangibles		
3D0208	Otros pagos de efectivo relativos a la actividad	(186)	
	Aumento (Dism) del Efectivo y Equivalente de Efectivo		
3D02ST	**Provenientes de Actividades de Inversión**	(2,037)	(52,888)
	ACTIVIDADES DE FINANCIAMIENTO		
3D0301	Cobranza de emisión de acciones o nuevos aportes	0	0
3D0302	*Cobranza de recursos obtenidos por emisión de valores u otras* obligac. largo plazo		
3D0303	Otros cobros de efectivo relativos a la actividad	20,582	31,446
	Menos:		
3D0304	Pagos de amortización o cancelación de valores u otras obligaciones de largo plazo	(226,471)	(48,034)
3D0305	Pago de dividendos y otras distribuciones		(3)
3D0306	Otros pagos de efectivo relativos a la actividad.	(42,286)	(61,992)
	Aumento (Dism) del Efectivo y Equivalente de Efectivo		
3D03ST	**Provenientes de Actividades de Financiamiento**	(248,175)	(78,583)
3D0401	**Aumento (Dism) Neto de Efectivo y Equivalente de Efectivo**	13,006	(7,571)
3D0402	**Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio**	32,199	39,325
3D0403	Resultado por Exposición a la Inflación	(8,848)	445
3D04ST	**Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio**	**36,357**	**32,199**

Ferreyros S.A.A.   Ferreyros S.A.A.

CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN

Código	Concepto		
3D05ST	Utilidad (Pérdida) neta del Ejercicio	8,442	(4,256)
	Más :		
3D0601	Ajustes a la Utilidad (Pérdida) del Ejercicio		
3D0602	Depreciación y amortización del período	38,052	35,374
3D0603	Provisión Beneficios Sociales		0
3D0604	Provisiones Diversas	25,164	17,324
3D0605	Pérdida en venta de inmuebles, maquinaria y Equipo		
3D0606	Pérdida en venta de valores e inversiones permanentes		
3D0607	Pérdida por activos monetarios no corrientes		
3D0608	Otros	29,636	48,487
	Menos:		
3D0701	Ajustes a la Utilidad (Pérdida) del Ejercicio		
3D0702	Utilidad en venta de inmuebles, maquinaria y equipo	(980)	0
3D0703	Utilidad en venta de valores e inversiones permanentes		
3D0704	Resultado por Exposición a la Inflación	8,848	(445)
3D0705	Ganancia por pasivos monetarios no corrientes		
	Cargos y Abonos por cambios netos en el Activo y Pasivo		
3D0801	(Aumento) Disminución de Cuentas por Cobrar Comerciales	37,021	30,264
3D0802	(Aumento) Disminución de Cuentas por Cobrar a Vinculadas		
3D0803	(Aumento) Disminución de Otras Cuentas por Cobrar	5,560	(1,844)
3D0804	(Aumento) Disminución en Existencias	64,762	3,466
3D0805	(Aumento) Disminución en Gastos Pagados por Anticipado	99	(2,657)
3D0806	Aumento (Disminución) de Cuentas por Pagar Comerciales	69,631	6,017
3D0807	Aumento (Disminución) de Cuentas por Pagar a Vinculadas		
3D0809	Aumento (Disminución) de Otras Cuentas por Pagar	(23,017)	(7,830)
3D08ST	**Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación**	**263,218**	**123,900**

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10916

FERREYROS S.A.A Y SUBSIDIARIAS
Estado de Cambios en el Patrimonio Neto
Por los años terminados el 31 de Diciembre de 2002 y 2001
(En miles de nuevos soles)

	Capital	Capital Adicional	Acciones de Inversion	Excedente de Revaluacion	Reserva Legal	Otras Reservas	Resultados Acumulados	Total
Saldos al 1ero. de enero de 2001	176,288	45,396	0	12,641	3,243	0	(1,096)	236,472
1. Efecto acum. De cambios en políticas contab. y corrección de errores sustanciales	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones de utilidades efectuadas en el período	0	0	0	0	545	0	(545)	0
3. Dividendos y participaciones acordados durante el período	0	0	0	0	0	0	0	0
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de aportes y donaciones	0	0	0	0	0	0	0	0
6. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0
7. Revaluación de activos	0	0	0	(1,105)	0	0	0	(1,105)
8. Capitalización de partidas patrimoniales	0	0	0	0	0	0	0	0
9. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0
10. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	(4,256)	(4,256)
11. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	(415)	(415)
Saldos al 31 de diciembre de 2001	**176,288**	**45,396**	**0**	**11,536**	**3,788**	**0**	**(6,312)**	**230,696**
Saldos al 1ero. de enero de 2002	176,288	45,396	0	11,536	3,788	0	(6,312)	230,696
1. Efecto acum. De cambios en políticas contab. y corrección de errores sustanciales	0	0	0	0	0	0	0	0
2. Distribuciones o asignaciones de utilidades efectuadas en el período	0	0	0	0	0	0	0	0
3. Dividendos y participaciones acordados durante el período	0	0	0	0	0	0	0	0
4. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0
5. Movimiento de prima en la colocación de aportes y donaciones	0	0	0	0	0	0	0	0
6. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0
7. Revaluación de activos	0	0	0	0	0	0	0	0
8. Capitalización de partidas patrimoniales	4,774	(4,774)	0	0	0	0	0	0
. Redención de Acc. de Inversión o reducción de capital	0	0	0	0	0	0	0	0
10. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	0	8,442	8,442
11. Otros incrementos o disminuciones de las partidas patrimoniales	0	0	0	0	0	0	(38)	(38)
Saldos al 31 de diciembre de 2002	**181,062**	**40,622**	**0**	**11,536**	**3,788**	**0**	**2,092**	**239,100**

FERREYROS S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A Y SUBSIDIARIAS
Distribucion de Capital

Codigo	Descripción	Numero de accionistas	**Participacion de Acciones** Ingresar los datos con 2 decimales sin considerar el punto decimal. Ejemplo 1: si se quiere mostrar 2.00 %, digitar 200 Ejemplo 2: si se quiere mostrar 0.01 % ingresar 1 Ejemplo 3: si se quiere mostrar 99.99% ingresar 9999
C000	Menos de 0.20%		
C001	De 0.20 al 1 %	830	2268
C005	De 1.01 al 5 %	11	3608
C010	De 5.01 al 10 %	3	1936
C020	De 10.01 al 20 %	2	2188
C030	De 20.01 al 30 %		
C040	De 30.01 al 40 %		
C050	De 40.01 al 50 %		
C060	De 50.01 al 60 %		
C070	De 60.01 al 70 %		
C080	De 70.01 al 80 %		
C090	De 80.01 al 90 %		
C100	De 90.01 al 100 %		

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A Y SUBSIDIARIAS
Totales Adicionales

Codigo	Descripcion	Observaciones	2002
T010	NUMERO DE ACCIONES COMUNES EN CIRCULACION (En Unidades)	Ingresar sin decimales	161850384
T020	NUMERO DE ACCIONES DE INVERSION EN CIRCULACION (En Unidades)	Ingresar sin decimales	
T030	VALOR NOMINAL DE ACCIONES COMUNES (en Soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 10.00 ingresar 1000	110
T040	VALOR NOMINAL DE ACCIONES DE INVERSION (En Soles)	Ingresar a 2 decimales sin considerar el punto decimal. Ejemplo si el dato es S/ 1.00 ingresar 100	
T050	PROVISION PARA CUENTAS DE COBRANZA DUDOSA (En miles de Soles)	Ingresar sin decimales	81298
T060	PROVISION PARA DESVALORIZACION DE EXISTENCIAS (En miles de Soles)	Ingresar sin decimales	16755
T070	PROVISION PARA FLUCTUACION DE INVERSIONES (En miles de Soles)	Ingresar sin decimales	349
T080	AMORTIZACION ACUMULADA DE INTANGIBLES (En miles de Soles)	Ingresar sin decimales	6667
T090	ADQUISICION DE INVERSIONES DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	163
T100	ADQUISICION DE INMUEBLES, MAQUINARIA Y EQUIPOS DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	23508
T110	DEPRECIACION DEL EJERCICIO (En miles de Soles)	Ingresar sin decimales	36337
T120	REVALUACION DE ACTIVOS (En miles de Soles)	Ingresar sin decimales	

ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 10015

FERREYROS S.A.A Y SUBSIDIARIAS
Personal

Codigo	Descripción	Numero de Personal			
		Inicial	Ingresaron	Retirados	Final
P010	FUNCIONARIOS (Directivos, gerentes, Subgerentes)	41	3	0	44
P020	PERSONAL PERMANENTE EMPLEADOS	782		54	728
P030	PERSONAL PERMANENTE OBREROS	820		56	764
P040	PERSONAL CONTRATADO EMPLEADOS				
P050	PERSONAL CONTRATADO OBREROS				

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A Y SUBSIDIARIAS
Auditor Independiente

Codigo del Auditor Independiente o Sociedad de Auditoría (RUNSA)	Nombre del Auditor Independiente o Sociedad de Auditoria	Nombre del que firma el Dictamen (Apellidos y Nombres)	Calificacion del Dictamen
046A	Dongo-Soria Gaveglio y Asociados Sociedad Civil	Horna Montoya Felix U.	L

Observaciones:	Observaciones:	Observaciones:	Observaciones:

Ferreyros S.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A Y SUBSIDIARIAS
Consistencia de los Estados Financieros

BALANCE GENERAL	2002	2001
Total Activo IGUAL a:	771,795	924,497
- Interes Minoritario MAS	0	283
- Total Pasivo+Patrimonio	771,795	924,214
Consistencia: ==>		

ESTADO DE PERDIDAS Y GANANCIAS	2002	Consistencia	2001	Consistencia
Rubros que deben ser POSITIVOS				
Ventas Netas	674,771		706,850	
Otros Ingresos Operacionales	18,334		12,856	
Ingresos Financieros	24,256		22,572	
Otros Ingresos	0		1,072	
Ingresos Extraordinarios	0		0	
Rubros que deben ser NEGATIVOS				
Costo de Ventas	(495,072)		(535,569)	
Gastos de Administración	(63,132)		(65,464)	
Gastos de Venta	(77,563)		(82,020)	
Gastos Financieros	(46,760)		(60,047)	
Otros Gastos	(9,065)		0	
Gastos Extraordinarios	0		(787)	

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO	Capital	Capital adicional	Acciones de Inversión	Excedente de Revaluación	Reserva Legal	Otras Reservas	Resultados Acumulados
Saldos iniciales de Estado de Cambios del periodo actual IGUALES a:	176,288	45,396	0	11,536	3,788	0	(6,312)
Saldos del Balance General del periodo anterior	176,288	45,396	0	11,536	3,788	0	(6,312)
Consistencia :==>							
Saldos finales del Estado de Cambios del periodo actual IGUALES a:	181,062	40,622	0	11,536	3,788	0	2,092
Saldos del Balance General del periodo actual	181,062	40,622	0	11,536	3,788	0	2,092
Consistencia :==>							

	2002	2001
Utilidad (Pérdida) Neta del Ejercicio del Estado de Cambios IGUAL a:	8,442	(4,256)
Utilidad (Pérdida) Neta del Ejercicio del Estado de Ganancias y Perdidas	8,442	(4,256)
Consistencia :==>		

ESTADO DE FLUJOS DE EFECTIVO **Conciliación del Resultado Neto con el Efectivo y Equivalentes de Efectivo Provenientes de las Actividades de Operación**	2002	2001
Utilidad o pérdida del ejercicio del Estado de Flujo de Efectivo IGUAL a:	8,442	(4,256)
Utilidad (perdida) neta del ejercicio del Estado de Ganancias y Pérdidas	8,442	(4,256)
Consistencia :==>		
	2002	2001
Aumento (Dism.) de Efectivo y Equivalente de Efectivo de la Conciliación IGUAL a:	263,218	123,900
Aumento (Dism.) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación	263,218	123,900
Consistencia :==>		

Ferreyros S.A.A.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. Y SUBSIDIARIAS

INFORMACION FINANCIERA AUDITADA

INDICADORES FINANCIEROS
(A VALORES AJUSTADOS)

		31-12-02	31-12-01
1. LIQUIDEZ			
Liquidez general		1.31	0.96
Prueba ácida		0.44	0.31
2. GESTION			
Costo de ventas a ventas		0.73	0.76
Gasto financiero a ventas		0.07	0.08
3. SOLVENCIA			
Endeudamiento patrimonial		2.20	2.96
Endeudamiento activo fijo a largo plazo		0.79	0.48
4. RENTABILIDAD			
Rentabilidad neta del patrimonio		3.66%	-1.81%
Rentabilidad por acción		4.74%	-2.36%
Rentabilidad de ventas netas		1.25%	-0.60%
5. VALOR CONTABLE	S/.	1.34	1.30

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
C.P.C. BERNARDO GRANDA QUICHE
Contador General - Mat. 10335

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DEL 2002 Y 31 DE DICIEMBRE DEL 2001

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DEL 2002 Y 31 DE DICIEMBRE DEL 2001

CONTENIDO

S/. = Nuevo sol
US$ = Dólar estadounidense



Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers
Av. Canaval y Moreyra 380
Lima 27, Perú
Apartado 1434-2869
Telfs.: (51 1) 211-6500 411-5800
Fax : (51 1) 442-6522 211-6565

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

24 de febrero del 2003

A los señores Accionistas y Directores
Ferreyros S.A.A.

Hemos auditado los balances generales consolidados adjuntos de **Ferreyros S.A.A. y subsidiarias** al 31 de diciembre del 2002 y al 31 de diciembre del 2001 y los correspondientes estados consolidados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros es responsabilidad de la Gerencia de la Compañía. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros basada en las auditorías que efectuamos. No auditamos los estados financieros de la subsidiaria Matreq Ferreyros S.A. (Bolivia) al 31 de diciembre del 2002 y al 31 de diciembre del 2001, los cuales reflejan un total de activos y de pasivos de S/.49 millones y S/.28.7 millones, y S/.54.0 millones y S/.34.1 millones, respectivamente. Dichos estados financieros del 2002 y 2001 fueron examinados por otros auditores independientes quienes emitieron una opinión sin salvedades. Nuestra opinión, en lo que respecta a los montos de esta subsidiaria, por los años 2002 y 2001, se basa únicamente en los dictámenes de dichos auditores.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en el Perú. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con la finalidad de obtener una seguridad razonable de que los estados financieros no contienen errores importantes. Una auditoría comprende el examen, basado en comprobaciones selectivas, de las evidencias que respaldan los importes y las divulgaciones expuestas en los estados financieros. Una auditoría también comprende la evaluación de los principios de contabilidad aplicados y de las estimaciones significativas efectuadas por la Gerencia de la Compañía, así como una evaluación de la presentación general de los estados financieros. Consideramos que las auditorías efectuadas constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, basada en nuestras auditorías, y en los referidos dictámenes de otros auditores independientes, los estados financieros consolidados antes indicados, presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Ferreyros S.A.A. y subsidiarias** al 31 de diciembre del 2002 y al 31 de diciembre del 2001, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Dongo-Soria Gaveglio y Asociados

Refrendado por

---(socio)
Félix U. Horna
Contador Público Colegiado
Matrícula No.13774

FERREYROS S.A.A. Y SUBSIDIARIAS

BALANCE GENERAL CONSOLIDADO (Notas 1, 2 y 3)
A VALORES CONSTANTES

ACTIVO	Al 31 de diciembre del	
	2002	2001
	S/.000	S/.000
ACTIVO CORRIENTE		
Caja y bancos (Nota 4)	36,357	32,199
Cuentas por cobrar comerciales (Notas 5 y 24)	61,898	83,666
Otras cuentas por cobrar (Nota 6)	40,599	54,443
Existencias (Notas 7 y 24)	266,493	343,830
Gastos pagados por anticipado	4,825	6,558
Total del activo corriente	410,172	520,696
CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO (Notas 5 y 24)	26,843	47,625
OTRAS CUENTAS POR COBRAR A LARGO PLAZO	-	424
IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS (Nota 13)	3,658	-
INVERSIONES (Nota 8)	41,234	45,301
INMUEBLES, MAQUINARIA Y EQUIPO (Notas 9 y 24)	271,826	290,530
OTROS ACTIVOS	18,062	19,921
	771,795	924,497

PASIVO Y PATRIMONIO NETO	Al 31 de diciembre del	
	2002	2001
	S/.000	S/.000
PASIVO CORRIENTE		
Sobregiros y préstamos bancarios (Nota 10)	28,219	156,509
Vencimiento corriente de deuda a largo plazo (Nota 11)	43,572	203,792
Cuentas por pagar comerciales (Nota 12)	207,295	143,704
Otras cuentas por pagar	34,194	39,807
Total del pasivo corriente	313,280	543,812
DEUDA A LARGO PLAZO (Nota 11)	213,754	139,379
INGRESOS DIFERIDOS	5,661	5,002
IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS (Nota 13)	-	5,325
PARTICIPACION DE ACCIONISTAS MINORITARIOS (Nota 14)	-	283
PATRIMONIO NETO (Nota 15)		
Capital	181,062	176,288
Capital adicional	40,622	45,396
Excedente de revaluación	11,536	11,536
Reserva legal	3,788	3,788
Resultados acumulados	2,092	(6,312)
	239,100	230,696
SITUACION TRIBUTARIA (Nota 16)		
CONTINGENCIAS Y COMPROMISOS (Nota 17)		
	771,795	924,497

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE GANANCIAS Y PERDIDAS (Notas 1 y 2)
A VALORES CONSTANTES

		Por el año terminado el 31 de diciembre del	
		2002	2001
		S/.000	S/.000
Ventas netas		674,771	706,850
Otros ingresos operacionales		18,334	12,856
		693,105	719,706
Costo de ventas (Nota 18)		495,072	535,569
Gastos de administración (Nota 19)		63,132	65,464
Gastos de venta (Nota 20)		77,563	82,020
		635,767	683,053
Pérdida de asociada a la fecha de adquisición (Nota 2-b)		-	(787)
Utilidad de operación		57,338	35,866
Otros ingresos (gastos):			
Ingresos financieros (Nota 21)		24,256	22,572
Gastos financieros (Nota 22)		(46,760)	(60,047)
Resultado por exposición a la inflación		(8,848)	445
Diversos, neto		(9,065)	1,072
		(40,417)	(35,958)
Utilidad (pérdida) antes de participación de los trabajadores e impuesto a la renta		16,921	(92)
Participación de los trabajadores:			
Corriente (Nota 25)		(3,766)	(1,620)
Diferido (Nota 13)		1,738	611
Utilidad (pérdida) antes de impuesto a la renta		14,893	(1,101)
Impuesto a la renta:			
Corriente (Nota 16)		(12,320)	(5,039)
Diferido (Nota 13)		5,869	1,908
		8,442	(4,232)
Utilidad correspondiente a la participación de accionistas minoritarios (Nota 14)		-	(24)
Utilidad (pérdida) neta		8,442	(4,256)
Utilidad (pérdida) básica por acción (Nota 23)	S/.	0.052	(0.026)

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE CAMBIOS EN EL PATRIMONIO NETO (Nota 15)
A VALORES CONSTANTES
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DEL 2002
Y EL 31 DE DICIEMBRE DEL 2001

	Capital	Capital adicional	Excedente de revaluación	Reserva legal	Resultados acumulados	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Saldos al 1 de enero del 2001	176,288	45,396	12,641	3,243	(1,096)	236,472
Ajuste	-	-	-	-	(415)	(415)
Impuesto diferido de la revaluación de terrenos (Nota 13)	-	-	(1,105)	-	-	(1,105)
Pérdida neta	-	-	-	-	(4,256)	(4,256)
Transferencia a la reserva legal - subsidiarias	-	-	-	545	(545)	-
Saldos al 31 de diciembre de 2001	176,288	45,396	11,536	3,788	(6,312)	230,696
Ajuste	-	-	-	-	(38)	(38)
Capitalización de partidas patrimoniales	4,774	(4,774)	-	-	-	-
Utilidad neta	-	-	-	-	8,442	8,442
Saldos al 31 de diciembre de 2002	181,062	40,622	11,536	3,788	2,092	239,100

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO (Notas 2 y 26)
A VALORES CONSTANTES

	Por el año terminado el 31 de diciembre del	
	2002	2001
	S/.000	S/.000
ACTIVIDADES DE OPERACION		
Cobranza a clientes	781,211	818,864
Otros cobros relativos a la actividad	21,282	35,327
Pago a proveedores	(417,212)	(587,293)
Pago de remuneraciones y beneficios sociales	(87,657)	(90,116)
Pago de tributos	(11,710)	(27,279)
Otros pagos relativos a la actividad	(22,696)	(25,603)
Efectivo neto provisto por las actividades de operación	263,218	123,900
ACTIVIDADES DE INVERSION		
Venta de inmuebles, maquinaria y equipo	9,777	276
Compra de inmuebles, maquinaria y equipo	(15,845)	(50,785)
Cobros de otras inversiones	1,023	-
Compra de inversiones	(163)	(2,379)
Pago de cuotas de arrendamiento financiero	(186)	-
Dividendos recibidos	3,357	-
Efectivo neto aplicado a las actividades de inversión	(2,037)	(52,888)
ACTIVIDADES DE FINANCIAMIENTO		
Titulización de cuentas por cobrar, neto	13,752	31,446
Sobregiros y préstamos bancarios, neto	(129,984)	(31,639)
Deuda a largo plazo, neto	(96,487)	(16,395)
Intereses de sobregiros y préstamos bancarios, y deuda a largo plazo	(42,286)	(61,992)
Dividendos pagados	-	(3)
Ingresos por emisión de bonos	6,830	-
Efectivo neto aplicado a las actividades de financiamiento	(248,175)	(78,583)
Aumento neto (disminución neta) de efectivo	13,006	(7,571)
Resultado por exposición a la inflación	(8,848)	445
Incorporación de saldo inicial correspondiente a subsidiaria (Nota 2-b)	-	2,115
Saldo del efectivo al inicio del año	32,199	37,210
Saldo del efectivo al final del año	36,357	32,199

FERREYROS S.A.A. Y SUBSIDIARIAS

ESTADO CONSOLIDADO DE FLUJOS DE EFECTIVO (Continuación)
A VALORES CONSTANTES

	Por el año terminado el 31 de diciembre del	
	2002	2001
	S/.000	S/.000
CONCILIACION DEL RESULTADO NETO CON EL FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION		
Utilidad (pérdida) neta	8,442	(4,256)
Ajustes para conciliar la utilidad (pérdida) neta con el flujo de efectivo de las actividades de operación:		
Provisión para cuentas de cobranza dudosa	17,565	12,376
Provisión para desvalorización de existencias	6,963	6,884
Depreciación y amortización	38,052	35,374
Compensación por tiempo de servicios, neta	293	801
(Recupero) provisión por fluctuación de valores	343	(2,737)
Dividendos ganados no cobrados	-	(668)
(Ganancia) pérdida en venta de inmuebles, maquinaria y equipo	(980)	24
Gastos financieros	45,272	57,696
Participación patrimonial de patrimonios en fideicomiso	(5,649)	(3,096)
Impuesto a la renta y participación de los trabajadores diferidos	(8,983)	(2,519)
Resultado por exposición a la inflación	8,848	(445)
Participación de accionistas minoritarios (pasivo)	-	(24)
Otros	(1,004)	(2,926)
Cambios netos en activos y pasivos:		
Cuentas por cobrar comerciales	37,021	30,264
Otras cuentas por cobrar	5,560	(1,844)
Existencias	64,762	3,466
Gastos pagados por anticipado	99	(2,657)
Cuentas por pagar comerciales	69,631	6,017
Otras cuentas por pagar	(23,017)	(7,830)
Efectivo neto provisto por las actividades de operación	263,218	123,900

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A. Y SUBSIDIARIAS

NOTAS A LOS ESTADOS FINANCIEROS CONSOLIDADOS
31 DE DICIEMBRE DEL 2002 Y 31 DE DICIEMBRE DEL 2001

1 ACTIVIDAD ECONOMICA

Ferreyros S.A.A. (en adelante la Compañía) se constituyó en la ciudad de Lima en setiembre de 1922 con el nombre de Enrique Ferreyros y Cía. Sociedad en Comandita. Posteriormente, efectuó diversos cambios de denominación hasta junio de 1998, cuando modificó su estatuto social a fin de adecuarlo a la Nueva Ley General de Sociedades, por el cual su nueva denominación es Ferreyros Sociedad Anónima Abierta (Ferreyros S.A.A.). Su domicilio legal es Avenida Industrial 675, Lima y cuenta con oficinas en Piura, Chiclayo, Trujillo, Chimbote, Ica, Arequipa, Cusco, Huaypetue, Huancayo, Huaraz, Ayacucho y Cajamarca. Su actividad principal es la importación y venta de maquinaria, equipos y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller.

El personal utilizado por la Compañía y subsidiarias para desarrollar sus actividades, al inicio y al final del año 2002, comprendió 41 funcionarios, 782 empleados y 820 obreros, y 44 funcionarios, 728 empleados y 764 obreros, respectivamente.

2 PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros consolidados se preparan de acuerdo con las disposiciones legales sobre la materia y los principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden sustancialmente a las Normas Internacionales de Contabilidad (NIC) oficializadas a través de resoluciones emitidas por el Consejo Normativo de Contabilidad. A la fecha de los estados financieros, el Consejo Normativo de Contabilidad ha oficializado la aplicación de las NIC de la 1 a la 41 y los pronunciamientos del 1 al 25 del Comité de Interpretaciones (SIC). Sin embargo, la aplicación de las versiones revisadas en el año 2000 de las NIC 12 y NIC 19 así como la versión revisada en el año 1998 de la NIC 32 y las NIC 39 y NIC 41 no es requerida al 31 de diciembre del 2002 y no han sido consideradas por la Compañía en la formulación de sus estados financieros (Nota 28).

Los principios y prácticas contables más importantes aplicados para el registro de las operaciones y la preparación de los estados financieros consolidados son los siguientes:

a) Ajuste de los estados financieros para reconocer los efectos de la inflación -

Los estados financieros consolidados han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros consolidados en función a su fecha de origen, aplicando los Indices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre.

En el caso de las subsidiarias establecidas en el exterior (Matreq Ferreyros S.A. y Heavy Machinery Services Limited), los activos, pasivos, patrimonio neto, ingresos y gastos en moneda de origen de cada país incluidos en los estados financieros, han sido incorporados utilizando el tipo de cambio vigente a la fecha del balance general.

La variación en el poder adquisitivo de la moneda peruana establecida con base a los Indices de Precios al por Mayor (IPM), de acuerdo con estadísticas oficiales para los años 2002 y 2001, ha sido 1.7% y menos 2.2%, respectivamente.

b) Estados financieros consolidados -

Los estados financieros consolidados incluyen los activos, pasivos, patrimonio neto, ingresos y gastos de Ferreyros S.A.A. y los de sus subsidiarias, después de eliminar todos los saldos y las transacciones de importancia entre las compañías del grupo, que se detallan a continuación:

	Porcentaje de propiedad	
	2002	**2001**
Orvisa S.A.	100.0	99.0
Fiansa Sociedad Anónima	100.0	99.0
Depósitos Efe S.A.	100.0	99.0
Domingo Rodas S.A.	100.0	100.0
Motorindustria S.A.	100.0	99.9
Unimaq S.A.	100.0	99.9
Matreq Ferreyros S.A.	99.9	99.9
Heavy Machinery Services Limited	100.0	100.0

Matreq Ferreyros S.A., es una empresa domiciliada en Bolivia, su total de activos y pasivos al 31 de diciembre del 2002 asciende a S/.49 millones (en el 2001 S/.54.0 millones) y S/.28.8 millones (en el 2001 S/.34.01 millones), respectivamente, antes de eliminaciones. Al respecto, el estado consolidado de ganancias y pérdidas del 2001 incluye en los rubros correspondientes las operaciones del mes de diciembre del 2001 debido a que la Compañía adquirió el saldo remanente de las acciones en noviembre del 2001 (el resultado de las operaciones correspondientes a los once primeros meses de dicho año se muestran en el rubro Pérdida de asociada a la fecha de adquisición).

Heavy Machinery Services Limited, es una empresa domiciliada en Islas Vírgenes Británicas; su total de activos y pasivos al 31 de diciembre del 2002 y del 2001 ascienden a S/.3.2 millones, antes de eliminaciones.

c) Uso de estimaciones contables -

El proceso de preparación de los estados financieros requiere que la Gerencia de la Compañía lleve a cabo estimaciones y supuestos para la determinación de los saldos de los activos y pasivos, el monto de las contingencias y el reconocimiento de los ingresos y gastos. Si estas estimaciones o supuestos, que se basan en el mejor criterio de la Gerencia a la fecha de los estados financieros, variaran como

resultado de cambios en las premisas en las que se sustentaron, los saldos de los estados financieros consolidados se corrigen en la fecha en la que el cambio en las estimaciones y supuestos se produce. Las principales estimaciones relacionadas con los estados financieros se refieren a la provisión para cuentas de cobranza dudosa, la provisión para desvalorización de existencias, la provisión para fluctuación de valores, la depreciación de los bienes de inmuebles, maquinaria y equipo, la amortización de otros activos y la determinación del impuesto a la renta y participación de los trabajadores (corriente y diferido).

d) Cuentas por cobrar comerciales y provisión para cuentas de cobranza dudosa -

Los saldos de las cuentas por cobrar comerciales se registran a su valor nominal, neto de su provisión para cobranza dudosa. El saldo de esta provisión, que se determina sobre la base de la identificación específica de los deudores incobrables de acuerdo con las políticas establecidas por la Gerencia, es revisado periódicamente para ajustarlo a los niveles necesarios para cubrir las pérdidas potenciales en la cartera de clientes. Las cuentas incobrables se castigan cuando se identifican como tales.

e) Operaciones de titulización -

La Compañía realiza operaciones de titulización mediante las cuales transfiere facturas y letras de cambio por cobrar a patrimonios en fideicomiso administrados por una sociedad titulizadora local. La transferencia de estas cuentas por cobrar es efectuada aplicando un factor de descuento para las facturas, y al valor presente para las letras de cambio, a efectos de determinar el valor de venta. Al 31 de diciembre del 2002 y 2001, la Compañía ha reconocido un gasto producto de la transferencia de facturas y letras de cambio al descuento y al valor presente, respectivamente, por S/.5.5 millones y S/.6.0 millones, respectivamente, que se incluyen en el rubro Gastos financieros del estado de ganancias y pérdidas.

Asimismo, en el año 1999 la Compañía realizó una operación de titulización de existencias y maquinaria y equipo, por el cual transfirió ciertos bienes a un patrimonio en fideicomiso administrado por una sociedad titulizadora local. La transferencia fue efectuada al costo de adquisición de los bienes de existencias y maquinaria y equipo.

f) Existencias -

Las existencias se registran al costo de adquisición o a su valor neto de realización, el que resulte menor. El costo de los repuestos se determina de acuerdo al método de promedio ponderado y el de las demás existencias con base al método de identificación específica. El valor neto de realización es el precio de venta estimado en el curso normal de las operaciones del negocio, menos los gastos necesarios para la venta.

g) Instrumentos financieros -

Los instrumentos financieros se definen como cualquier contrato que da lugar, simultáneamente, a un activo financiero en una empresa y a un pasivo financiero o a un instrumento de capital en otra

empresa. En el caso de la Compañía, los instrumentos financieros corresponden a instrumentos primarios como son las cuentas por cobrar y por pagar, préstamos bancarios, deuda a largo plazo y las acciones representativas de su capital.

El valor razonable es el monto por el que un activo puede ser intercambiado entre un comprador y un vendedor debidamente informados, o puede ser cancelada una obligación, entre un deudor y un acreedor con suficiente información, bajo los términos de una transacción de libre competencia. Los valores de los principales instrumentos financieros de la Compañía se detallan a continuación:

- El valor en libros de caja y bancos representa su valor razonable dado que es efectivo de libre disponibilidad.

- Los valores en libros de las cuentas por cobrar y por pagar son sustancialmente similares a su valor razonable debido a que una porción importante tiene vencimiento en el corto plazo.

- Los valores en libros de los préstamos bancarios y deuda a largo plazo son similares a su valor razonable sobre la base de la comparación de sus tasas de interés con las vigentes en el mercado para deudas similares.

h) Inversiones en valores -

Las inversiones en los patrimonios en fideicomiso están registradas con base al método de participación patrimonial. En consecuencia, la Compañía reconoce en sus estados financieros los resultados de las operaciones de los patrimonios en fideicomiso.

Las inversiones en valores en las que la Compañía mantiene un interés menor al 20% de los derechos a voto y otras inversiones de poca importancia relativa se registran al costo y/o su valor de capitalización menos cualquier ajuste a su valor de realización. En el caso de inversiones que cotizan sus acciones en la Bolsa de Valores de Lima, su valor de realización se determina con respecto a su valor bursátil.

i) Inmuebles, maquinaria y equipo y depreciación -

Los inmuebles, maquinaria y equipo se registran al costo, excepto los terrenos que están registrados a su costo más revaluación. La depreciación de estos bienes, excepto aquellos de la flota de alquiler, se calcula por el método de línea recta, a tasas que se consideran suficientes para absorber el costo de los activos en el plazo estimado de su vida útil. La depreciación de la maquinaria, equipo y unidades de transporte de la flota de alquiler se calcula por el método de horas - máquina utilizadas.

Los gastos de mantenimiento y reparación son cargados a los resultados cuando se incurren y las renovaciones y mejoras, cuando son por montos importantes, se capitalizan. El costo y la depreciación acumulada de los activos vendidos o retirados son eliminados de sus respectivas cuentas y la utilidad o pérdida se afecta a los resultados del período.

Las tasas anuales de depreciación utilizadas son como sigue:

	%
Edificios y otras construcciones	3
Instalaciones	10
Maquinaria y equipo	10 y 20
Maquinaria y equipo, flota de alquiler	(*)
Unidades de transporte	20
Unidades de transporte, flota de alquiler	(*)
Muebles y enseres	10 y 25

(*) En función a horas-máquina utilizadas.

j) Alquiler de maquinaria, equipo y unidades de transporte -

La maquinaria, equipo y unidades de transporte arrendados a terceros a través de contratos de arrendamiento operativo se muestran en el rubro Inmuebles, maquinaria y equipo del balance general consolidado, calculándose su correspondiente depreciación en función a horas-máquina utilizadas. Cuando vence el respectivo contrato, estos activos son transferidos al rubro Existencias para su acondicionamiento para una posterior venta o alquiler; en este último caso, son transferidos al rubro Inmuebles, maquinaria y equipo. El ingreso por alquileres se reconoce en función a las horas-máquina utilizadas mensualmente durante el plazo del contrato.

k) Contratos de arrendamiento -

Los contratos de arrendamiento de maquinarias y equipos se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas-máquina utilizadas.

l) Plusvalía mercantil -

La plusvalía mercantil, incluido en el rubro Otros activos del balance general consolidado, representa la diferencia entre el mayor valor del costo de adquisición de una subsidiaria y el valor razonable de la participación de la Compañía en sus activos netos a la fecha de adquisición. La plusvalía mercantil se amortiza por el método de línea recta a razón de 10% anual.

m) Ingresos diferidos -

Los ingresos por servicios de mantenimiento y reparación y alquiler de maquinaria y equipo se reconocen en el ejercicio en que se prestan los servicios correspondientes.

n) Reconocimiento de ingresos -

Los ingresos por venta de máquinas, motores, automotores y repuestos se reconocen cuando se transfieren al comprador todos los riesgos y beneficios inherentes a la propiedad de los mismos. Los ingresos por servicios de taller se reconocen cuando el servicio ha sido brindado.

Otros ingresos de la Compañía y sus subsidiarias se reconocen de la siguiente manera:

Ingresos por alquileres e intereses de financiamiento de ventas a plazo: sobre la base del devengado.
Ingresos por comisiones de pedido directo: cuando el proveedor atiende el pedido.
Ingresos por intereses financieros: sobre la base del rendimiento efectivo.
Ingresos por dividendos: cuando se establece el derecho de la Compañía de recibir su pago.
Ingresos por contratos de construcción: de acuerdo al avance de obra.
Ingresos por servicios: con la prestación del servicio, neto de impuestos y descuentos.

o) Impuesto a la renta y participación de los trabajadores -

El impuesto a la renta y participación de los trabajadores corrientes se calculan con base a la materia imponible determinada de acuerdo con disposiciones tributarias vigentes.

El impuesto a la renta diferido se registra por el método del pasivo sobre la base de las diferencias temporales que surgen entre la base tributaria de los activos y pasivos y su saldo en los estados financieros, aplicando la legislación y la tasa del impuesto vigentes. Las principales diferencias temporales identificadas se resumen en la Nota 13.

Impuestos diferidos activos sólo se reconocen en la medida que sea probable que se dispondrá de utilidades gravables futuras contra las que se pueda utilizar estos créditos.

p) Provisiones -

Las provisiones se reconocen cuando la Compañía tiene una obligación presente legal o asumida como resultado de hechos pasados, es probable que se requiera de la salida de recursos para cancelar la obligación y es posible estimar su monto confiablemente.

- Vacaciones de personal

  Las vacaciones anuales del personal y otras ausencias remuneradas se reconocen sobre la base del devengado. La provisión por la obligación estimada por vacaciones anuales y otras ausencias remuneradas del personal resultantes de servicios prestados por los empleados se reconoce a la fecha del balance general consolidado.

- Compensación por tiempo de servicios

La provisión para compensación por tiempo de servicios del personal se constituye por el íntegro de los derechos indemnizatorios de acuerdo con la legislación vigente, y se muestra neta de los depósitos efectuados mensualmente con carácter cancelatorio, en la institución del sistema financiero elegida por los trabajadores, y se muestra en el rubro Otras cuentas por pagar del balance general consolidado.

q) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros consolidados y se exponen en notas a los estados financieros consolidados, a menos que su ocurrencia sea remota. Los activos contingentes no se reconocen en los estados financieros consolidados y se revelan sólo si es probable su realización.

r) Saldos en moneda extranjera y diferencias en cambio -

Los saldos en moneda extranjera están expresados en nuevos soles a los tipos de cambio vigentes al cierre del año. Las diferencias de cambio que generan estos saldos se incorporan en los resultados del ejercicio en que se devengan y se incluyen en el rubro Resultado por exposición a la inflación del estado consolidado de ganancias y pérdidas.

s) Efectivo y equivalentes de efectivo -

Para propósitos del estado de flujos de efectivo, el efectivo corresponde al saldo disponible en Caja y bancos.

t) Reclasificaciones -

Ciertas reclasificaciones han sido incorporadas a los estados financieros consolidados al 31 de diciembre del 2001 para permitir su comparación con los estados financieros consolidados al 31 de diciembre del 2002.

3 SALDOS EN MONEDA EXTRANJERA

Los saldos en moneda extranjera al 31 de diciembre se resumen como sigue:

	2002 **US$000**	**2001** **US$000**
Activo		
Caja y bancos	9,473	10,038
Cuentas por cobrar comerciales	22,581	54,366
Otras cuentas por cobrar	8,607	19,440
Van:	40,661	83,844

	2002 US$000	2001 US$000
Vienen:	40,661	83,844
Pasivo		
Sobregiros y préstamos bancarios	9,188	55,721
Cuentas por pagar comerciales	54,965	45,281
Otras cuentas por pagar	5,262	14,802
Deuda a largo plazo	71,799	108,994
	141,214	224,798
Pasivo neto	100,553	140,954

Al 31 de diciembre del 2002, los tipos de cambio utilizados por la Compañía para el registro de los saldos en moneda extranjera han sido de S/.3.515 y de S/.3.517 por US$1 para los activos y los pasivos, respectivamente (al 31 de diciembre del 2001, S/.3.441 y S/.3.446 por US$1 para los activos y los pasivos, respectivamente).

4 CAJA Y BANCOS

Al 31 de diciembre este rubro comprende:

	2002 S/.000	2001 S/.000
Depósitos a plazo	20,282	23,434
Cuentas corrientes	14,958	6,540
Fondo fijo	1,117	2,225
	36,357	32,199

Los depósitos a plazo en moneda extranjera son de vencimiento corriente y generan intereses a tasas promedio de mercado. Al 31 de diciembre del 2002, depósitos a plazo por US$1.3 millones se encuentran en garantía de aval otorgado por un banco local sobre letras por pagar a Caterpillar Brasil S.A. y Agco do Brasil S.A. (Nota 11).

5 CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2002		2001	
	Corriente S/.000	Largo plazo S/.000	Corriente S/.000	Largo plazo S/.000
Facturas y letras	147,094	28,977	156,153	50,104
Intereses diferidos	(4,391)	(2,134)	(7,054)	(2,479)
Provisión para cuentas de cobranza dudosa	(80,805)	-	(65,433)	-
	61,898	26,843	83,666	47,625

Las cuentas por cobrar comerciales se encuentran garantizadas con las existencias vendidas y, en algunos casos, dependiendo de la importancia de la transacción, se solicitan garantías adicionales. Dichas cuentas por cobrar no devengan intereses, con excepción de las letras por cobrar que devengan un interés anual y comisión de cobranza entre 16% y 20%.

Al 31 de diciembre del 2002, cuentas por cobrar comerciales por US$2.6 millones se encuentran en garantía de pagarés otorgados por Caterpillar Financial Services (Nota 11).

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2002	**2001**
	S/.000	**S/.000**
Saldo inicial	65,433	48,263
Incorporación de saldo inicial correspondiente a subsidiaria (Nota 2-b)	-	11,334
Adiciones del año	18,135	11,804
Recuperaciones	(1,913)	(2,723)
Castigos	(1,048)	(3,222)
Resultado por exposición a la inflación	210	240
Otros ajustes	(12)	(263)
Saldo final	80,805	65,433

El detalle de la antigüedad de las cuentas por cobrar es el siguiente:

	2002	**2001**
	S/.000	**S/.000**
Vigentes	61,325	125,248
Vencidas hasta 30 días	22,581	22,925
Vencidas mayores a 30 días	92,165	58,084
	176,071	206,257

Las cuentas por cobrar vencidas mayores a 30 días al 31 de diciembre del 2002 y del 2001, tienen una provisión para cuentas de cobranza dudosa de S/.80.8 millones y S/.65.4 millones, respectivamente.

6 OTRAS CUENTAS POR COBRAR

Al 31 de diciembre este rubro comprende:

	2002 S/.000	2001 S/.000
Cuentas por cobrar a los patrimonios en fideicomiso (Nota 24)	22,866	36,618
SVC Inversiones S.A.C. (Nota 8)	8,617	-
Cuentas por cobrar al personal	3,044	2,629
Crédito de impuesto a la renta	2,608	11,565
Comisiones por pedido directo	387	1,671
Diversas	3,570	3,023
	41,092	55,506
Provisión para cuentas de cobranza dudosa	(493)	(1,063)
	40,599	54,443

7 EXISTENCIAS

Al 31 de diciembre este rubro comprende:

	2002 S/.000	2001 S/.000
Máquinas, motores y automotores	146,074	170,205
Repuestos	93,653	132,694
Servicios de taller en proceso	20,377	28,244
Mercadería	5,513	5,971
Productos en proceso	1,120	1,851
Materias primas y material de empaque	4,341	4,618
Existencias por recibir	12,170	10,039
	283,248	353,622
Provisión para desvalorización de existencias	(16,755)	(9,792)
	266,493	343,830

Al 31 de diciembre del 2002, ciertas máquinas, motores y automotores se encuentran en garantía de pagarés otorgados por Caterpillar Financial Services por US$11.5 millones y de aval otorgado por un banco local por US$3.2 millones sobre letras por pagar a Caterpillar Brasil S.A. y Agco do Brasil S.A. (Nota 11).

8 INVERSIONES

Al 31 de diciembre del 2002 y del 2001, este rubro comprende:

	Cantidad 2002	Cantidad 2001	Partici-pación en el capital	Valor nominal unitario	Valor en libros 2002	Valor en libros 2001
			%		S/.000	S/.000
Acciones comunes -						
Cotizadas en bolsa:						
La Positiva Seguros y Reaseguros S.A.	9,395,380	8,672,169	12.98	S/.1	12,167	12,144
No cotizadas en bolsa:						
SVC Ingeniería y Construcción S.A.	-	8,472,941	-	-	-	8,617
Otras					1,864	1,799
					14,031	22,560
Provisión para fluctuación de valores					(349)	(207)
					13,682	22,353
Patrimonios en fideicomisos (Nota 24) -						
Inversión					10,236	10,236
Participación patrimonial					9,818	4,169
					20,054	14,405
Otras inversiones -						
Bonos de titulización - Cosapi S.A.					7,498	8,543
					41,234	45,301

La inversión en acciones de SVC Ingeniería y Construcción S.A., que correspondía a la capitalización de acreencias como consecuencia del proceso de reestructuración de esta empresa, fue canjeado por acreencias con SVC Inversiones S.A.C. en diciembre del 2002 y se incluye en el rubro Otras cuentas por cobrar del balance general consolidado.

Los bonos de titulización - Cosapi S.A. corresponde al canje de una acreencia por bonos de titulización emitidos por una sociedad titulizadora, que se redimen mensualmente hasta octubre del 2006.

9 INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre del 2002, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Deducciones S/.000	Transferencias S/.000	Reclasificaciones S/.000	Saldos finales S/.000
Costo -						
Terrenos	57,330	161	(5)	-	3,822	61,308
Edificios y otras construcciones	97,358	787	(139)	-	(3,873)	94,133
Instalaciones	16,298	173	-	-	319	16,790
Maquinaria y equipo	114,169	7,121	(6,514)	5,363	1,127	121,266
Maquinaria y equipo, flota de alquiler	101,894	11,501	(4,322)	(15,859)	3	93,217
Unidades de transporte	18,680	201	(9,110)	(744)	25	9,052
Unidades de transporte, flota de alquiler	9,290	-	-	(960)	(4)	8,326
Muebles y enseres	26,923	1,462	(627)	-	(616)	27,142
Trabajos en curso	2,487	2,102	(41)	(1)	(866)	3,681
	444,429	23,508	(20,758)	(12,201)	(63)	434,915
Depreciación acumulada -						
Edificios y otras construcciones	21,999	2,799	(8)	-	(378)	24,412
Instalaciones	7,262	1,361	-	-	346	8,969
Maquinaria y equipo	57,147	16,017	(3,984)	(640)	636	69,176
Maquinaria y equipo, flota de alquiler	32,503	12,451	(1,132)	(14,019)	(28)	29,775
Unidades de transporte	12,609	1,137	(5,758)	(442)	-	7,546
Unidades de transporte, flota de alquiler	2,374	452	-	(523)	13	2,316
Muebles y enseres	20,005	2,120	(572)	-	(658)	20,895
	153,899	36,337	(11,454)	(15,624)	(69)	163,089
Costo neto	290,530					271,826

Ciertas maquinarias y equipos se encuentran garantizando préstamos bancarios a largo plazo al 31 de diciembre del 2002 (Nota 11) en favor de Caterpillar Financial Services por US$15.5 millones. En forma adicional, se han constituido hipotecas sobre inmuebles de la Compañía por US$25.4 millones en garantía de pagarés por US$21.2 millones de la misma institución.

Al 31 de diciembre del 2002, el rubro de maquinaria y equipo de la flota de alquiler incluye costo y depreciación por S/.33.3 millones y S/.13.2 millones, respectivamente (S/.45.1 millones y S/.18.0 millones al 31 de diciembre del 2001, respectivamente) relacionado con contratos de arrendamiento financiero.

10 SOBREGIROS Y PRESTAMOS BANCARIOS

Al 31 de diciembre este rubro comprende:

	2002 S/.000	2001 S/.000
Sobregiros bancarios	695	367
Préstamos bancarios en moneda extranjera:		
BBVA Banco Continental	9,443	25,308
Banco Internacional del Perú	5,275	10,514
Swiss – Ree	5,803	-
Caterpillar Financial Services	3,609	-
Banco Industrial S.A. Bolivia	1,759	3,677
Standard Chartered Bank	-	15,070
Dresdner Bank Lateinamerica A.G.	-	14,546
Corporación Andina de Fomento	-	10,507
Banque Europeene Pour L`amerique Latine	-	7,009
Banco Interamericano de Finanzas	-	7,009
Banco Financiero del Perú	-	5,958
Banco de Crédito S.A. - Bolivia	-	2,190
Banco de Crédito del Perú	-	652
Otros	1,635	-
	27,524	102,440
Primer programa de instrumentos financieros de corto plazo	-	53,702
	28,219	156,509

Los préstamos bancarios corresponden a créditos obtenidos para financiar capital de trabajo e importaciones. Estos saldos son de vencimiento corriente, devengan intereses anuales a tasas fijas que fluctúan entre 4.7% y 10.6%, sin garantías específicas. A partir del año 2002, la Compañía ha incrementado el financiamiento de importaciones de existencias con su proveedor principal Caterpillar Americas Co.; consecuentemente, ha disminuído su financiamiento a través de préstamos bancarios.

Adicionalmente, la Compañía financia sus operaciones a través de instrumentos financieros de corto plazo; en este sentido, tiene inscrito en el Registro Público del Mercado de Valores el Primer Programa de Instrumentos de Corto Plazo hasta por US$30 millones. Al 31 de diciembre del 2001, el saldo de las obligaciones pendientes correspondía a la Primera Emisión, serie C y D por US$5 millones y US$6 millones, respectivamente, y a la Segunda Emisión serie B por US$5 millones, los mismos que vencieron entre abril y noviembre del 2002. Asimismo, en enero del 2003, la Compañía ha emitido papeles comerciales por US$6 millones correspondientes a la serie A y B de la Tercera Emisión.

11 DEUDA A LARGO PLAZO

Al 31 de diciembre del 2002 y del 2001, este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento	Importe autorizado/ utilizado US$000	Saldos pendientes de pago Total 2002 US$000	Total 2001 US$000	Total 2002 S/.000	Total 2001 S/.000	Corriente 2002 S/.000	Corriente 2001 S/.000	No corriente 2002 S/.000	No corriente 2001 S/.000
Caterpillar Financial Services Pagarés a la tasa de interés anual de Libor más 3.5% a 4.5% y a tasas de interés anual entre 8.9% a 10.6% con garantía de cuentas por cobrar comerciales, existencias e inmuebles, maquinaria y equipo (Notas 5, 7 y 9).	Pagarés	Trimestral y semestral hasta el 2010	70,000/ (1) 49,663	49,663	47,106	174,666	165,081	29,369	51,140	145,297	113,941
Bonos Ferreyros - cuarta emisión Bonos emitidos en serie A y devenga interés anual de 7.5% con garantía del patrimonio de la Compañía.	Bonos Corporativos	Agosto del 2005	15,000/ (3) 15,000	15,000	-	52,755	-	-	-	52,755	-
Caterpillar Brasil S.A. Letras por pagar a las tasas de interés anual Libor más 1% (Nota 4 y 7), con aval de banco local.	Letras	Trimestral hasta el 2005	5,000/ (2) 2,715	2,715	5,332	9,549	18,696	5,978	13,908	3,571	4,788
Instituciones financieras Pagarés a la tasa de interés anual de 10%.	Pagarés	Mensual hasta el 2006	3,493/ 3,493	3,493	2,462	12,284	8,627	4,156	8,627	8,128	-
Agco do Brasil S.A. Letras por pagar a la tasa de interés anual de 5.3% (Nota 4 y 7), con aval de banco local.	Letras	Semestral hasta el 2005	5,000/ (2) 1,826	1,826	1,231	6,423	4,314	3,054	2,127	3,369	2,187
Sunat - Fraccionamiento Tributario Interés anual 15%.		Mensuales hasta 2004	-	-	-	831	1,610	753	765	78	845
Bonos Ferreyros - tercera emisión Bonos emitidos en dos series que devengan intereses anuales de 9.875% a 10.5%, con garantía del patrimonio de la Compañía.	Bonos corporativos	Marzo y setiembre del 2002	30,000/ (3) 30,000	-	30,000	-	105,137	-	105,137	-	-
Standard Chartered Bank New York Pagarés a la tasa de interés anual de de Libor más 0.25%.	Pagarés	Anual hasta el 2002	10,000/ (3) 10,000	-	3,703	-	12,977	-	12,977	-	-
Caterpillar International Services.del Perú S.A. Contratos de arrendamiento financiero.	Cuotas	Mensuales hasta el 2004	70,000/ (1) 70,000	-	2,385	-	8,362	-	7,491	-	871
Caterpillar Americas Co. Libre de intereses.	Pagarés	En el 2003	1,026/ 1,026	-	1,026	-	3,597	-	-	-	3,597
Varios Comprende diversos préstamos y créditos por importación a diversas tasas de interés.	Varios	Varios	-	232	369	818	14,770	262	1,620	556	13,150
				72,929	93,614	257,326	343,171	43,572	203,792	213,754	139,379

(1) Corresponde a una línea de crédito en conjunto.
(2) Corresponde a una línea de aval en conjunto de banco local.
(3) Línea de crédito otorgada por única vez.

El cronograma de pagos del total de la deuda, neto de intereses, al 31 de diciembre del 2002 en dólares estadounidenses y en nuevos soles a esa fecha, es como sigue:

Años	**US$000**	**S/.000**
2003	13,854	48,850
2004	6,944	24,505
2005	28,322	99,948
2006	8,133	28,701
2007	1,437	5,071
2008	1,437	5,071
2009	1,437	5,071
2010	11,365	40,109
	72,929	257,326

12 CUENTAS POR PAGAR COMERCIALES

Este rubro comprende al 31 de diciembre:

	2002	**2001**
	S/.000	**S/.000**
Letras	192,189	98,993
Facturas	15,106	44,711
	207,295	143,704

Al 31 de diciembre del 2002, el saldo incluye principalmente cuentas por pagar a Caterpillar Americas Co. por U$53.5 millones equivalente a S/.188.3 millones (US$30 millones equivalente a S/.105 millones al 31 de diciembre del 2001) que generan intereses a tasas que fluctuan entre 3.14% y 4.70% al año, más una comisión de 0.585%.

13 IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

Al 31 de diciembre del 2002 y 2001 el saldo deudor y acreedor de este rubro, respectivamente, está compuesto por:

	2002	**2001**
	S/.000	**S/.000**
Impuesto a la renta	2,820	(4,086)
Participación de los trabajadores	838	(1,239)
Saldo deudor (acreedor) al 31 de diciembre	3,658	(5,325)

El saldo acreedor y deudor del impuesto a la renta y participación a los trabajadores diferidos se detalla como sigue:

	Acumulado al 31 de diciembre del 2001	Adiciones y reversiones del año 2002	Acumulado al 31 de diciembre del 2002
	S/.000	S/.000	S/.000
Provisión para desvalorización de existencias	(1,487)	(3,845)	(5,332)
Diferencias en tasas de depreciación	(2,800)	(932)	(3,732)
Resultado por exposición a la inflación de existencias, terrenos e inversiones	(1,940)	442	(1,498)
Otras provisiones	200	(2,240)	(2,040)
Provisión para vacaciones	-	(683)	(683)
Ganancias por ventas diferidas, neto	848	(476)	372
Operaciones de arrendamiento financiero	4,974	(1,249)	3,725
	(205)	(8,983)	(9,188)
Revaluación de terrenos (Nota 15-c)	5,530	-	5,530
	5,325	(8,983)	(3,658)

	2002	2001
	S/.000	S/.000
Total de impuesto a la renta diferido deudor (acreedor) al final del año	3,658	(5,325)
Total de impuesto a la renta diferido acreedor al inicio del año	(5,325)	6,739
	8,983	1,414
Abono a resultados del año:		
Participación de los trabajadores	1,738	611
Impuesto a la renta	5,869	1,908
Ajuste	1,376	-
	8,983	2,519
Cargo al excedente de revaluación:		
Impuesto a la renta y participación de los trabajadores	-	(1,105)
	8,983	1,414

La Gerencia estima que, sobre la base de sus proyecciones, el saldo deudor del impuesto a la renta y participación de los trabajadores diferidos, será recuperado a través de su aplicación al impuesto a la renta y participación de los trabajadores que resulte de la utilidad de los próximos dos años.

14 PARTICIPACION DE ACCIONISTAS MINORITARIOS

Al 31 de diciembre comprende:

	2002 S/.000	2001 S/.000
Capital	-	111
Reserva legal	-	17
Resultados acumulados	-	155
	-	283

15 PATRIMONIO NETO

a) Capital -

Al 31 de diciembre del 2002, el capital autorizado, suscrito y pagado asciende a S/.178,035,422, formalizado mediante escritura pública y representado por 161,850,384 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 83.55% pertenecen a inversionistas nacionales y 16.45% a extranjeros.

Por acuerdo de Junta General Ordinaria de Accionistas de 12 de marzo del 2002, se aumentó el capital de S/.177,240,737 a S/.178,035,422, mediante la aplicación del ajuste por inflación negativo del año 2001 por S/.3,899,296 y la capitalización de una porción del capital adicional por S/.4,693,981 (a cifras históricas). Asimismo, se acordó incrementar el valor nominal de las acciones de S/.1.095 a S/.1.10.

Al 31 de diciembre del 2002, la estructura societaria de la Compañía es la siguiente:

Porcentaje de participación individual del capital	Número de accionistas	Porcentaje total de participación
Hasta 1.00	830	22.68
De 1.01 al 5.00	11	36.08
De 5.01 al 10	3	19.36
De 10.01 al 100	2	21.88
	846	100.00

b) Capital adicional -

Corresponde a la prima adicional de suscripción de las acciones emitidas correspondiente al aumento de capital acordado en Junta General Extraordinaria de Accionistas de 13 de enero de 1997, por la colocación de 24,999,989 acciones de un valor nominal de un nuevo sol cada una, tanto en mercados de valores nacionales como internacionales, inclusive a través del programa de American Depositary Receipts (ADRs). El monto de la prima, que puede ser capitalizada en cualquier momento, beneficiará por igual a las acciones existentes y a las emitidas como resultado del referido aumento de capital. Al 31 de diciembre del 2002, una porción del saldo fue capitalizado por S/.4,773,779 (S/.4,693,981 a cifras históricas).

c) Excedente de revaluación -

Con la adopción de la NIC 12 (revisada en 1996), en el año 2000 se detrajo del saldo inicial del excedente de revaluación el efecto tributario (impuesto a la renta y participación de los trabajadores) de la revaluación de terrenos por S/.4.4 millones. Asimismo, en el año 2001 se ha detraído S/.1.1 millón adicional, como consecuencia de la actualización de la tasa del impuesto a la renta del 20% al 27% (Nota 13).

Corresponde a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas de un perito independiente en el año 1999 y que podrá ser capitalizada y/o utilizada para compensar pérdidas.

d) Reserva legal -

De acuerdo con la Ley General de Sociedades, la reserva legal debe constituirse con la transferencia del 10% de la utilidad neta anual hasta alcanzar un monto equivalente al 20% del capital pagado. En ausencia de utilidades no distribuidas o de reservas de libre disposición, la reserva legal podrá ser aplicada a la compensación de pérdidas, debiendo ser repuesta con las utilidades de ejercicios posteriores. Esta reserva puede ser capitalizada siendo igualmente obligatoria su reposición.

e) Resultados acumulados -

A partir del año 2003, los dividendos en favor de accionistas distintos de personas jurídicas domiciliadas, están afectos a la tasa del 4.1% por concepto de impuesto a la renta de cargo de estos accionistas; dicho impuesto debe ser retenido y liquidado por la Compañía.

16 SITUACION TRIBUTARIA

a) De acuerdo con la legislación vigente, no está permitida la determinación de impuestos en forma consolidada. Ferreyros S.A.A. y subsidiarias han efectuado esta determinación en forma individual.

b) La Gerencia de la Compañía y subsidiarias han determinado la materia imponible bajo el régimen general del impuesto a la renta de acuerdo con su entendimiento de la legislación tributaria vigente, la que exige agregar y deducir al resultado ajustado por inflación, mostrado en los estados financieros, aquellas partidas que la referida legislación reconoce como gravables y no gravables, respectivamente.

   Al 31 de diciembre del 2002 la tasa del impuesto a la renta es de 27% (30% al 31 de diciembre del 2001).

c) La subsidiaria Domingo Rodas S.A. ha estimado una pérdida tributaria arrastrable al 31 de diciembre del 2002 ascendente aproximadamente a S/.4.9 millones, de los cuales S/.3.6 millones corresponden a los años 2000 y 1999, la misma que podrá compensarse con utilidades gravables que se generen hasta el año 2004, y S/.1.3 millones corresponden a los años 2002 y 2001, que

podrán compensarse con utilidades gravables que se generen en los cuatro años siguientes contados a partir del año en que se obtengan.

d) La subsidiaria Fiansa Sociedad Anónima ha estimado al 31 de diciembre del 2002 una pérdida tributaria arrastrable ascendente a S/.2,053,262 que podrá compensarse con utilidades gravables que se generen en los cuatro años siguientes contados a partir del año en que se obtengan.

e) La Administración Tributaria tiene la facultad de revisar y, de ser el caso, corregir el impuesto a la renta determinado por la Compañía en los cuatro últimos años, contados a partir de la presentación de la declaración jurada del impuesto correspondiente (años abiertos a fiscalización). Los años abiertos a fiscalización de la Compañía y sus subsidiarias son:

Compañía	**Períodos**
Ferreyros S.A.A.	1998 al 2002
Depósitos Efe S.A.	1998 al 2002
Motorindustria S.A.	1998 al 2002
Fiansa Sociedad Anónima	1998 al 2002
Domingo Rodas S.A.	2000 al 2002
Unimaq S.A.	1998 al 2002
Orvisa S.A.	1998 al 2002

Debido a que pueden producirse diferencias en la interpretación por parte de la Administración Tributaria sobre las normas aplicables a la Compañía, no es posible anticipar a la fecha si se producirán pasivos tributarios adicionales como resultado de eventuales revisiones. Cualquier impuesto adicional, multas e intereses, si se produjeran, serán reconocidos en los resultados del año en el que la diferencia de criterios con la Administración Tributaria se resuelva. La Gerencia estima que no surgirán pasivos de importancia como resultado de estas posibles revisiones.

f) De acuerdo con la legislación vigente, para propósitos de la determinación del impuesto a la renta y del impuesto general a las ventas, el precio de transferencia entre partes vinculadas y no vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente.

g) A partir del año 2003 las empresas están obligadas a efectuar anticipos adicionales del impuesto a la renta calculado en función de una tasa progresiva que alcanza hasta el 1.5% del total de los activos netos ajustados por inflación al cierre del ejercicio anterior.

17 CONTINGENCIAS Y COMPROMISOS

Contingencias -

Ferreyros S.A.A.-

Al 31 de diciembre del 2002, la Compañía tiene la siguientes contingencias:

a) En enero del 2001, la Compañía se acogió al Régimen Especial de Fraccionamiento Tributario (REFT) por acotaciones de impuesto general a las ventas correspondiente a los meses de julio a noviembre de 1993. Al respecto, con fecha 5 de noviembre del 2001 la Superintendencia Nacional de Administración Tributaria - SUNAT emitió la Resolución de Intendencia No.011-4-9863/SUNAT, mediante el cual reliquida un monto mayor al inicialmente acogido por la Compañía, de S/.2.4 millones a S/.3.3 millones. Con fecha 22 de noviembre del 2001, la Compañía interpuso contra esta resolución un recurso de reclamación. El 13 de febrero del 2003, la Compañía recibió una resolución del Tribunal Fiscal que resuelve declarar nula e insubsistente la Resolución de Intendencia antes indicada, en el extremo que reliquida la deuda materia de acogimiento a la Ley No.27334, ordenando a la Administración Tributaria emitir un nuevo pronunciamiento.

b) Al 31 de diciembre del 2002, la Compañía mantiene en proceso de reclamación un juicio por concepto de indemnización por responsabilidad extracontractual iniciado por terceros por US$1.6 millones.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final será favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Compromisos -

Ferreyros S.A.A. -

La Compañía tiene los siguientes compromisos al 31 de diciembre del 2002:

a) Avales por US$1.1 millones y US$3.4 millones, que garantizan operaciones de crédito de afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$3.2 millones que garantizan transacciones diversas.

Depósitos Efe S.A. -

Al 31 de diciembre del 2002, la mercadería en depósito simple y en depósito aduanero asciende a US$4.3 millones y US$2.3 millones, respectivamente. Asimismo, a esa fecha la Compañía tiene contratado un seguro de caución en garantía por la mercadería en régimen aduanero a favor de la Superintendencia Nacional de Aduanas por US$0.2 millón.

18 COSTO DE VENTAS

El costo de ventas por los años terminados el 31 de diciembre comprende:

	2002	2001
	S/.000	S/.000
Inventario inicial de existencias	343,583	305,496
Compra de mercadería	321,811	407,079
Mano de obra y gastos de taller	41,888	61,504
Gastos de operación de flota de alquiler	18,404	20,252
Otros	40,464	84,821
Inventario final de existencias	(271,078)	(343,583)
	495,072	535,569

19 GASTOS DE ADMINISTRACION

Los gastos de administración por los años terminados el 31 de diciembre incluyen las siguientes partidas:

	2002	2001
	S/.000	S/.000
Cargas de personal	27,503	26,533
Servicios prestados por terceros	15,970	20,127
Depreciación y amortización	5,852	7,158
Tributos	3,838	3,334
Cargas diversas de gestión	6,691	5,097
Provisiones del ejercicio	3,278	3,215
	63,132	65,464

20 GASTOS DE VENTA

Los gastos de venta por los años terminados el 31 de diciembre comprenden:

	2002 S/.000	2001 S/.000
Cargas de personal	24,095	24,924
Servicios prestados por terceros	13,809	15,482
Depreciación y amortización	15,961	13,585
Tributos	749	1,582
Cargas diversas de gestión	9,358	15,363
Provisiones del ejercicio	13,591	11,084
	77,563	82,020

21 INGRESOS FINANCIEROS

Los ingresos financieros por los años terminados el 31 de diciembre comprenden:

	2002 S/.000	2001 S/.000
Intereses por ventas a plazos	11,953	10,626
Intereses moratorios	4,464	4,985
Descuentos por pronto pago	4,140	4,293
Intereses por depósitos bancarios	785	605
Otros ingresos financieros	2,914	2,063
	24,256	22,572

22 GASTOS FINANCIEROS

Los gastos financieros por los años terminados el 31 de diciembre comprenden:

	2002 S/.000	2001 S/.000
Intereses por préstamos bancarios	18,592	27,194
Intereses por bonos corporativos	9,937	14,360
Intereses por financiamiento de proveedores del exterior	9,861	8,966
Transferencia fiduciaria de cuentas por cobrar	5,229	5,963
Otros gastos financieros	3,141	3,564
	46,760	60,047

23 UTILIDAD (PERDIDA) BASICA POR ACCION

La utilidad (pérdida) básica por acción por cada acción común ha sido determinada de la siguiente manera:

		2002	2001
Utilidad (pérdida) atribuible	S/.000	8,442	(4,256)
Promedio ponderado de acciones comunes en circulación		161,850,384	161,850,384
Utilidad (pérdida) básica por acción	S/.	0.052	(0.026)

La utilidad (pérdida) básica por acción se calcula dividiendo la utilidad (pérdida) neta correspondiente a los accionistas comunes (resultado neto menos los dividendos de las acciones preferidas) entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad diluida por acción; ésta se establece cuando existen acciones (comunes o de inversión), potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes o de inversión.

24 OPERACIONES DE TITULIZACION

La Compañía efectúa las siguientes operaciones de titulización:

a) Cuentas por cobrar -

Al 31 de diciembre del 2002, la Compañía mantiene vigentes dos Contratos Marco de Fideicomiso de Titulización con Citicorp Perú Sociedad Titulizadora S.A. (en adelante la Sociedad Titulizadora), por los cuales la Compañía transfiere cuentas por cobrar que integran sus activos en favor de la Sociedad Titulizadora, para que ésta las integre en patrimonios en fideicomiso para que sirvan de respaldo de emisiones de valores de contenido crediticio colocados mediante oferta pública (bonos de titulización). A esa fecha las operaciones de titulización son las siguientes:

- Patrimonio en Fideicomiso - D. Leg. N°861, Título XI, Ferreyros - PFF, 2000-01 ("Patrimonio IV"), creado mediante Contrato Marco de Fideicomiso de Titulización de fecha 5 de abril del 2000, y sus modificatorias de fechas 24 de noviembre del 2000 y 20 de diciembre del 2000, por el cual la Compañía ha efectuado sucesivas transferencias de cuentas por cobrar (letras) al Patrimonio, administrado por la Sociedad Titulizadora. La Compañía reporta mensualmente a la Sociedad Titulizadora las letras y montos cobrados y el Patrimonio adquiere nuevas letras en reemplazo de las anteriores. Las cuentas por cobrar transferidas a favor del Patrimonio en el año 2002, asciende a US$24.4 millones (US$17.7 millones en el año 2001), las cuales respaldan los bonos de titulización emitidos por este Patrimonio el 28 de diciembre del 2000 por US$17 millones, los que serán redimidos a su vencimiento en los años 2003 y 2004. Este Patrimonio tiene un plazo de existencia limitado de seis años.

De otro lado, la inversión de la Compañía en este Patrimonio corresponde a 23 certificados de participación de un valor nominal de US$121,000 cada uno que fueron emitidos también el 28 de diciembre del 2000. Estos certificados, que reflejan en el Patrimonio el sobrecolateral que se produce al existir una cartera de letras transferidas por un valor mayor al de los bonos emitidos, dan derecho a su titular a que se le restituya su valor nominal al vencimiento del plazo, sujeto a la disponibilidad de fondos del patrimonio fideicometido; asimismo, otorga a su titular un derecho a la distribución de los beneficios o ganancias del patrimonio, así como del remanente.

- Patrimonio en Fideicomiso - D. Leg. N° 861, Título XI, Ferreyros - PFF, 1998-01 ("Patrimonio II"), creado mediante Contrato Marco de Fideicomiso de Titulización de fecha 29 de diciembre de 1998, y su modificatoria de fecha 27 de octubre de 1999, por el cual la Compañía ha efectuado sucesivas transferencias de cuentas por cobrar (facturas) al Patrimonio, administrado por la Sociedad Titulizadora. La Compañía reporta mensualmente a la Sociedad Titulizadora las facturas y montos cobrados y el Patrimonio adquiere nuevas facturas en reemplazo de las anteriores. Las cuentas por cobrar transferidas a favor del Patrimonio en el año 2002 asciende a US$169.1 millones (US$155.3 millones en el año 2001), las cuales respaldan los bonos de titulización emitidos por este Patrimonio el 19 de diciembre de 1999 y el 11 de setiembre del 2001, por US$15 millones y US$4 millones, respectivamente, los que serán redimidos a su vencimiento en los años 2003 y 2005, respectivamente. Este Patrimonio tiene un plazo de existencia limitado de siete años.

  De otro lado, la inversión de la Compañía en este Patrimonio corresponde al monto inicial entregado como cuenta de reserva por US$300,000, que será devuelto a la Compañía cuando se haya amortizado íntegramente los bonos emitidos a la fecha de su redención total. De la misma manera, la Compañía al haber transferido facturas en exceso al monto de los bonos emitidos, tiene derecho a recibir el remanente existente, luego de cancelar a los bonistas.

El saldo de las cuentas por cobrar a los patrimonios al 31 de diciembre del 2002 y 2001 (Nota 6) corresponde a las sucesivas transferencias fiduciarias de cuentas por cobrar, neto de los cobros efectuados a esas fechas; es considerado de vencimiento corriente y no devenga intereses; el saldo a esas fechas se resume como sigue:

	Patrimonio IV		**Patrimonio II**		**Total**	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**
	US$M	**US$M**	**US$M**	**US$M**	**US$M**	**US$M**
Saldo al 1 de enero	0.4	2.9	10.1	17.7	10.5	20.6
Transferencias del año	24.4	17.7	169.1	155.3	193.5	173.0
Cobranzas del año	(24.6)	(20.2)	(172.9)	(162.9)	(197.5)	(183.1)
Saldo al 31 de diciembre	0.2	0.4	6.3	10.1	6.5	10.5
	S/.000	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**
Saldo al 31 de diciembre, equivalente en miles de nuevos soles	728	1,465	22,138	35,153	22,866	36,618

Asimismo, la Compañía ha efectuado aportes dinerarios para la constitución de estos patrimonios. Al 31 de diciembre del 2002 y 2001, el saldo de las inversiones en los patrimonios en fideicomiso (Nota 8) se resume como sigue:

	Inversión		**Participación patrimonial**		**Total**	
	2002	**2001**	**2002**	**2001**	**2002**	**2001**
	S/.000	**S/.000**	**S/.000**	**S/.000**	**S/.000**	**S/.000**
Patrimonio IV - Certificados de participación	9,184	9,184	9,896	4,304	19,080	13,488
Patrimonio II - Cuenta de reserva	1,052	1,052	(78)	(135)	974	917
	10,236	10,236	9,818	4,169	20,054	14,405

Al 31 de diciembre del 2002 y 2001, la Compañía ha reconocido su participación en los resultados de los patrimonios en fideicomiso sobre la base de sus estados financieros a esas fechas, acreditando S/.5.7 millones y S/.3.1 millones, respectivamente, al rubro Diversos, neto, del estado de ganancias y pérdidas.

b) Existencias y maquinaria y equipo -

El 23 de diciembre de 1999 la Compañía suscribió con Citicorp Perú Sociedad Titulizadora S.A. (en adelante la Sociedad Titulizadora), un Contrato Marco de fideicomiso de titulización por el cual la Compañía transfirió a la Sociedad Titulizadora en dicha fecha, determinadas máquinas, motores, componentes, camiones y equipos que integraban sus activos a su respectivo costo de adquisición, por un valor en libros de US$12.5 millones (existencias por US$11.2 millones y maquinarias y equipos por US$1.3 millones), para que se integren en un patrimonio fideicometido ("Patrimonio III"), administrado por la Sociedad Titulizadora, para que sirvan de respaldo de emisiones de valores de contenido crediticio colocados mediante oferta privada (bonos de titulización). Los bonos de titulización emitidos por este Patrimonio por US$10 millones, son redimidos mensualmente en función a la rotación y/o venta de los bienes. El plazo original de existencia del Patrimonio fue de catorce meses; posteriormente, en noviembre del 2000, se amplió dicho plazo a 36 meses, contados a partir de diciembre del 2000.

Según dicho contrato, la Compañía se encarga de custodiar los bienes, gestionar su venta y realizar la cobranza de la venta de estos bienes. Asimismo, la Compañía tendrá la opción de solicitar la transferencia en fideicomiso de alguno de los bienes, cuando efectúe ventas directas; en tal caso, el valor de esta transferencia será el valor inicialmente transferido.

Al 31 de diciembre del 2001, los bienes que integran el Patrimonio por US$1.5 millones, fueron vendidos durante el año 2002.

25 PARTICIPACION DE LOS TRABAJADORES

De acuerdo con la legislación vigente la participación de los trabajadores corresponde al 8% de la materia imponible. Esta participación es deducible para propósitos del cálculo del impuesto a la renta.

26 TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	2002 S/.000	2001 S/.000
Ajustes por registro de:		
Transferencias de existencias a inmuebles, maquinaria y equipo	42,697	19,922
Transferencias de inmuebles, maquinaria y equipo a existencias	39,283	41,520
Impuesto a la renta y participación de trabajadores diferidos de la revaluación de terrenos	-	1,105
Canje de acciones comunes por cuentas por cobrar comerciales	8,617	-
Depósitos en la Compañía de la compensación por tiempo de servicios	-	6,129
Canje de otras cuentas por cobrar por acciones comunes	-	26,212

27 ADMINISTRACION DE RIESGOS FINANCIEROS

Las actividades de la Compañía la exponen a una variedad de riesgos financieros cuyos potenciales efectos adversos son permanentemente evaluados por el Directorio y la Gerencia de la Compañía, a efectos de minimizarlos. A continuación se presentan los riesgos financieros a los que está expuesta la Compañía:

Riesgo de tipo de cambio

Tanto las ventas como las compras y gastos operativos son sustancialmente efectuadas por la Compañía en dólares estadounidenses, reduciendo así el riesgo de verse afectada por las variaciones en los tipos de cambio en relación con el nuevo sol. La eventual utilización de contratos a futuro para reducir su exposición a la variación del tipo de cambio, es constantemente evaluada por la Gerencia de la Compañía.

Riesgo de tasa de interés

Los ingresos y los flujos de caja operativos de la Compañía son sustancialmente independientes de los cambios en las tasas de interés del mercado. Adicionalmente, la Gerencia de la Compañía obtiene financiamiento a tasas de interés fijas y variables, así como evalúa periódicamente la utilización de contratos de cobertura de tasas de interés, para propósitos de administrar la exposición al riesgo de fluctuación de tasas de interés.

Riesgo de crédito

La Compañía no tiene riesgos significativos de concentración de crédito, habiendo establecido políticas para asegurar que la venta de bienes y servicios se efectúan a clientes con adecuada historia de crédito. En forma adicional, la Compañía establece garantías sobre los bienes vendidos y, cuando es aplicable, garantías adicionales.

Riesgo de liquidez

La administración prudente del riesgo de liquidez implica mantener suficiente efectivo y equivalentes de efectivo y la posibilidad de comprometer y/o tener comprometido financiamiento a través de una adecuada cantidad de fuentes de crédito. La Compañía suele mantener adecuados niveles de efectivo y equivalentes de efectivo y de líneas de crédito disponibles, debido a la política de diversificación de sus fuentes de financiamiento.

28 NUEVOS PRONUNCIAMIENTOS CONTABLES

a) Con fecha 3 de diciembre del 2002, el Consejo Normativo de Contabilidad oficializó las versiones revisadas en el año 2000 de las NIC 12 - Impuesto a la renta, NIC 19 - Beneficios a los trabajadores y NIC 39 - Instrumentos financieros: Reconocimiento y medición. La aplicación de estas versiones revisadas es obligatoria a partir del 1 de enero del 2003 en el caso de la NIC 12 y NIC 19 y a partir del 1 de enero del 2004 en el caso de la NIC 39, siendo, en este último caso, optativa su aplicación anticipada a partir del 1 de enero del 2003.

b) Con fecha 13 de enero del 2003, el Consejo Normativo de Contabilidad aprobó la vigencia a partir del año 2003 de los siguientes pronunciamientos del Comité de Interpretaciones (SIC):

SIC 27 Evaluación de lo sustancial en una serie de transacciones que tienen la forma legal de un arrendamiento

SIC 28 Fusión de negocios - Fecha de intercambio y valor razonable de los títulos patrimoniales

SIC 29 Revelación - Convenios de Concesión de Servicios

SIC 30 Moneda de presentación - Reexpresión de la moneda de valuación a la moneda de presentación

SIC 31 Ingresos - Transacciones de canje referentes a servicios de publicidad

SIC 32 Activos intangibles - Costo de un sitio WEB

SIC 33 Consolidación y método de participación patrimonial - Derechos de voto potenciales y asignación de participación en la propiedad

c) La NIC 32 - Instrumentos financieros: Revelación y presentación (revisada en 1998) y la NIC 39 - Instrumentos financieros: Reconocimiento y medición (versión original), oficializadas por el Consejo Normativo de Contabilidad, serán de aplicación obligatoria a partir del año 2003. Estas normas, complementarias entre sí, establecen los requisitos de revelación y valuación de los instrumentos financieros incluyendo a los instrumentos derivados y a las transacciones de cobertura. La NIC 39 clasifica a los instrumentos financieros en las siguientes categorías:

Negociables
Generados por la empresa
A ser mantenidos hasta su vencimiento
Disponibles para la venta

La NIC 39 establece criterios específicos para la valuación de los instrumentos financieros mostrados en el balance general, cuyas fluctuaciones se reconocerán en los resultados o en el patrimonio neto en función de la clasificación que la empresa les haya asignado. Sustancialmente los instrumentos financieros deben ser reconocidos en los estados financieros a su valor razonable.

La Gerencia estima que la adopción de estas normas, en lo aplicable a la Compañía, no generarán un impacto importante en los estados financieros de la Compañía.

FERREYROS S.A.A.

ESTADOS FINANCIEROS
31 DE DICIEMBRE DEL 2002 Y 31 DE DICIEMBRE DEL 2001

FERREYROS S.A.A.

ESTADOS FINANCIEROS
31 DE DICIEMBRE DEL 2002 Y 31 DE DICIEMBRE DEL 2001

CONTENIDO

S/. = Nuevo sol
US$ = Dólar estadounidense

PRICEWATERHOUSECOOPERS

Dongo-Soria Gaveglio y Asociados
Sociedad Civil
Firma Miembro de PricewaterhouseCoopers
Av. Canaval y Moreyra 380
Lima 27, Perú
Apartado 1434-2869
Telfs.: (51 1) 211-6500 411-5800
Fax : (51 1) 442-6522 211-6565

DICTAMEN DE LOS AUDITORES INDEPENDIENTES

24 de febrero del 2003

A los señores Accionistas y Directores
Ferreyros S.A.A.

Hemos auditado los balances generales adjuntos de **Ferreyros S.A.A.** al 31 de diciembre del 2002 y al 31 de diciembre del 2001 y los correspondientes estados de ganancias y pérdidas, de cambios en el patrimonio neto y de flujos de efectivo por los años terminados en esas fechas. La preparación de dichos estados financieros es responsabilidad de la Gerencia de la Compañía. Nuestra responsabilidad consiste en emitir una opinión sobre estos estados financieros basada en las auditorías que efectuamos.

Nuestras auditorías fueron efectuadas de acuerdo con normas de auditoría generalmente aceptadas en el Perú. Tales normas requieren que planifiquemos y realicemos nuestro trabajo con la finalidad de obtener una seguridad razonable de que los estados financieros no contienen errores importantes. Una auditoría comprende el examen, basado en comprobaciones selectivas, de las evidencias que respaldan los importes y las divulgaciones expuestas en los estados financieros. Una auditoría también comprende la evaluación de los principios de contabilidad aplicados y de las estimaciones significativas efectuadas por la Gerencia de la Compañía, así como una evaluación de la presentación general de los estados financieros. Consideramos que las auditorías efectuadas constituyen una base razonable para fundamentar nuestra opinión.

En nuestra opinión, los estados financieros antes indicados, preparados para los fines expuestos en el siguiente párrafo, presentan razonablemente, en todos sus aspectos significativos, la situación financiera de **Ferreyros S.A.A.** al 31 de diciembre del 2002 y al 31 de diciembre del 2001, los resultados de sus operaciones y sus flujos de efectivo por los años terminados en esas fechas, de acuerdo con principios de contabilidad generalmente aceptados en el Perú.

Los estados financieros individuales de **Ferreyros S.A.A.** han sido preparados en cumplimiento de los requerimientos vigentes en el Perú para la presentación de información financiera y reflejan, a partir del año 2002, el valor de la inversión en sus subsidiarias al valor de participación patrimonial (Nota 2-g) y no sobre una base consolidada. Estos estados financieros deben leerse junto con los estados financieros consolidados de **Ferreyros S.A.A. y subsidiarias**, presentados por separado y sobre los cuales en nuestro dictamen de la fecha emitimos una opinión sin salvedades.

Dongo-Soria Gaveglio y Asociados

Refrendado por

----------------------------------(socio)
Félix U. Horna
Contador Público Colegiado
Matrícula No.13774

FERREYROS S.A.A.

BALANCE GENERAL (Notas 1, 2 y 3)
A VALORES CONSTANTES

ACTIVO	Al 31 de diciembre del	
	2002	2001
	S/.000	S/.000
ACTIVO CORRIENTE		
Caja y bancos (Nota 4)	26,849	20,302
Cuentas por cobrar comerciales (Notas 5 y 24)	45,544	73,344
Otras cuentas por cobrar (Nota 6)	50,202	61,235
Existencias (Notas 8 y 24)	230,416	301,126
Gastos pagados por anticipado	3,207	4,240
Total del activo corriente	356,218	460,247
CUENTAS POR COBRAR COMERCIALES A LARGO PLAZO (Notas 5 y 24)	17,867	30,350
OTRAS CUENTAS POR COBRAR A LARGO PLAZO (Nota 6)	-	10,395
IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS (Nota 14)	3,866	-
INVERSIONES (Nota 9)	119,378	109,636
INMUEBLES, MAQUINARIA Y EQUIPO (Notas 10 y 24)	216,570	236,125
OTROS ACTIVOS	17,874	19,886
	731,773	866,639

PASIVO Y PATRIMONIO NETO	Al 31 de diciembre del	
	2002	2001
	S/.000	S/.000
PASIVO CORRIENTE		
Sobregiros y préstamos bancarios (Nota 11)	18,974	149,368
Vencimiento corriente de deuda a largo plazo (Nota 12)	37,565	203,203
Cuentas por pagar comerciales (Nota 13)	195,659	121,449
Otras cuentas por pagar	26,715	27,099
Total del pasivo corriente	278,913	501,119
DEUDA A LARGO PLAZO (Nota 12)	207,768	126,488
INGRESOS DIFERIDOS	5,580	5,001
IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS (Nota 14)	-	5,125
PATRIMONIO NETO (Nota 15)		
Capital	181,062	176,288
Capital adicional	40,622	45,396
Excedente de revaluación	11,535	11,535
Reserva legal	248	248
Resultados acumulados	6,045	(4,561)
	239,512	228,906
SITUACION TRIBUTARIA (Nota 16)		
CONTINGENCIAS Y COMPROMISOS (Nota 17)		
	731,773	866,639

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE GANANCIAS Y PERDIDAS (Notas 1, 2 y 7) A VALORES CONSTANTES

	Por el año terminado el 31 de diciembre del	
	2002	2001
	S/.000	S/.000
Ventas netas:		
Terceros	573,671	604,204
Empresas afiliadas	8,274	14,855
	581,945	619,059
Otros ingresos operacionales	11,843	12,856
	593,788	631,915
Costo de ventas (Nota 18):		
Terceros	(423,846)	(461,509)
Empresas afiliadas	(7,644)	(13,081)
	(431,490)	(474,590)
Gastos de administración (Nota 19)	(51,059)	(56,233)
Gastos de venta (Nota 20)	(64,091)	(74,564)
	(546,640)	(605,387)
Utilidad de operación	47,148	26,528
Otros ingresos (gastos):		
Ingresos financieros (Nota 21)	20,730	18,755
Gastos financieros (Nota 22)	(42,923)	(59,014)
Dividendos recibidos	21	3,799
Resultado por exposición a la inflación	(8,107)	1,202
Diversos, neto	(1,705)	2,030
	(31,984)	(33,228)
Utilidad (pérdida) antes de participación de los trabajadores e impuesto a la renta	15,164	(6,700)
Participación de los trabajadores:		
Corriente (Nota 16)	(2,821)	(217)
Diferido (Nota 14)	1,779	473
Utilidad (pérdida) antes de impuesto a la renta	14,122	(6,444)
Impuesto a la renta:		
Corriente (Nota 16)	(9,520)	(812)
Diferido (Nota 14)	6,004	1,418
Utilidad (pérdida) neta	10,606	(5,838)
Utilidad (pérdida) básica por acción (Nota 23) S/.	0.066	(0.036)

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE CAMBIOS EN EL PATRIMONIO NETO (Nota 15)
A VALORES CONSTANTES
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DEL 2002
Y EL 31 DE DICIEMBRE DEL 2001

	Capital	Capital adicional	Excedente de revaluación	Reserva legal	Resultados acumulados	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Saldos al 1 de enero del 2001	176,288	45,396	12,640	248	1,277	235,849
Impuesto diferido de la revaluación de terrenos (Nota 14)	-	-	(1,105)	-	-	(1,105)
Pérdida neta	-	-	-	-	(5,838)	(5,838)
Saldos al 31 de diciembre del 2001	176,288	45,396	11,535	248	(4,561)	228,906
Capitalización de partidas patrimoniales	4,774	(4,774)	-	-	-	-
Utilidad neta	-	-	-	-	10,606	10,606
Saldos al 31 de diciembre del 2002	181,062	40,622	11,535	248	6,045	239,512

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A.

ESTADO DE FLUJOS DE EFECTIVO (Notas 2 y 26)
A VALORES CONSTANTES

	Por el año terminado el 31 de diciembre del	
	2002	2001
	S/.000	S/.000
ACTIVIDADES DE OPERACION		
Cobranza a clientes	612,192	645,611
Otros cobros relativos a la actividad	18,056	20,940
Pago a proveedores	(289,856)	(467,227)
Pago de remuneraciones y beneficios sociales	(68,551)	(72,571)
Pago de tributos	(4,716)	(21,024)
Otros pagos relativos a la actividad	(16,877)	(15,168)
Efectivo neto provisto por las actividades de operación	250,248	90,561
ACTIVIDADES DE INVERSION		
Venta de inmuebles, maquinaria y equipo	6,399	276
Compra de maquinaria y equipo	(5,860)	(44,663)
Compra de inversiones	(22)	(2,321)
Cobros de otras inversiones	1,045	-
Dividendos recibidos	3,357	5,512
Efectivo neto provisto por (aplicado a) las actividades de inversión	4,919	(41,196)
ACTIVIDADES DE FINANCIAMIENTO		
Titulización de cuentas por cobrar, neto	13,752	35,433
Sobregiros y préstamos bancarios, neto	(130,394)	(30,713)
Deuda a largo plazo, neto	(84,358)	(6,288)
Intereses de sobregiros y préstamos bancarios, y deuda a largo plazo	(39,513)	(61,992)
Efectivo neto aplicado a las actividades de financiamiento	(240,513)	(63,560)
Aumento neto (disminución neta) de efectivo	14,654	(14,195)
Resultado por exposición a la inflación	(8,107)	1,202
Saldo del efectivo al inicio del año	20,302	33,295
Saldo del efectivo al final del año	26,849	20,302

FERREYROS S.A.A.

ESTADO DE FLUJOS DE EFECTIVO (Continuación)
A VALORES CONSTANTES

	Por el año terminado el 31 de diciembre del	
	2002	2001
	S/.000	S/.000
CONCILIACION DEL RESULTADO NETO CON EL FLUJO DE EFECTIVO DE LAS ACTIVIDADES DE OPERACION		
Utilidad (pérdida) neta	10,606	(5,838)
Ajustes para conciliar la utilidad (pérdida) neta con el flujo de efectivo de las actividades de operación:		
Provisión para cuentas de cobranza dudosa	13,746	8,396
Provisión para desvalorización de existencias	7,820	3,178
Depreciación y amortización	32,985	30,678
Compensación por tiempo de servicios, neta	-	558
Provisión (recupero) por fluctuación de valores	141	(2,362)
Dividendos ganados no cobrados	-	(3,901)
Valor de participación patrimonial	(5,442)	-
Ganancia en venta de inmuebles, maquinaria y equipo	(1,004)	(41)
Gastos financieros	42,693	57,697
Participación patrimonial en patrimonios en fideicomiso	(5,649)	(3,096)
Impuesto a la renta y participación de los trabajadores diferidos	(8,991)	(1,891)
Resultado por exposición a la inflación	8,107	(1,202)
Otros	(3,244)	395
Cambios netos en activos y pasivos:		
Cuentas por cobrar comerciales	26,357	25,702
Otras cuentas por cobrar	7,862	(3,615)
Existencias	62,890	7,412
Gastos pagados por anticipado	1,033	(817)
Cuentas por pagar comerciales	74,210	(13,601)
Otras cuentas por pagar	(13,872)	(7,091)
Efectivo neto provisto por las actividades de operación	250,248	90,561

Las notas que se acompañan forman parte de los estados financieros.

FERREYROS S.A.A.

NOTAS A LOS ESTADOS FINANCIEROS
31 DE DICIEMBRE DEL 2002 Y 31 DE DICIEMBRE DEL 2001

1 ACTIVIDAD ECONOMICA

Ferreyros S.A.A. (en adelante la Compañía) se constituyó en la ciudad de Lima en setiembre de 1922 con el nombre de Enrique Ferreyros y Cía. Sociedad en Comandita. Posteriormente, efectuó diversos cambios de denominación hasta junio de 1998, cuando modificó su estatuto social a fin de adecuarlo a la Nueva Ley General de Sociedades, por el cual su nueva denominación es Ferreyros Sociedad Anónima Abierta (Ferreyros S.A.A.). Su domicilio legal es Avenida Industrial 675, Lima y cuenta con oficinas en Piura, Chiclayo, Trujillo, Chimbote, Ica, Arequipa, Cusco, Huaypetue, Huancayo, Huaraz, Ayacucho y Cajamarca. Su actividad principal es la importación y venta de maquinaria, equipos y repuestos, alquiler de maquinaria y equipos y la prestación de servicios de taller.

El personal utilizado por la Compañía para desarrollar sus actividades, al inicio y al final del año 2002, comprendió 29 funcionarios, 584 empleados y 638 obreros, y 28 funcionarios, 477 empleados y 565 obreros, respectivamente.

2 PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros se preparan de acuerdo con las disposiciones legales sobre la materia y los principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden sustancialmente a las Normas Internacionales de Contabilidad (NIC) oficializadas a través de resoluciones emitidas por el Consejo Normativo de Contabilidad. A la fecha de los estados financieros, el Consejo Normativo de Contabilidad ha oficializado la aplicación de las NIC de la 1 a la 41 y los pronunciamientos del 1 al 25 del Comité de Interpretaciones (SIC). Sin embargo, la aplicación de las versiones revisadas en el año 2000 de las NIC 12 y NIC 19 así como la versión revisada en el año 1998 de la NIC 32 y las NIC 39 y NIC 41 no es requerida al 31 de diciembre del 2002 y no han sido consideradas por la Compañía en la formulación de sus estados financieros (Nota 28).

Los principios y prácticas contables más importantes aplicados para el registro de las operaciones y la preparación de los estados financieros son los siguientes:

a) Ajuste de los estados financieros para reconocer los efectos de la inflación -

Los estados financieros han sido ajustados para reflejar el efecto de las variaciones en el poder adquisitivo de la moneda peruana de acuerdo con la metodología aprobada por el Consejo Normativo de Contabilidad. Esta metodología requiere la actualización de las partidas no monetarias de los estados financieros en función a su fecha de origen, aplicando los Indices de Precios al por Mayor. Las partidas monetarias y las partidas en moneda extranjera no son sujetas de ajuste al estar expresadas en moneda de poder adquisitivo de la fecha de cierre.

La variación en el poder adquisitivo de la moneda peruana establecida con base a los Indices de Precios al por Mayor (IPM), de acuerdo con estadísticas oficiales para los años 2002 y 2001, ha sido 1,7% y menos 2.2%, respectivamente.

b) Uso de estimaciones contables -

El proceso de preparación de los estados financieros requiere que la Gerencia de la Compañía lleve a cabo estimaciones y supuestos para la determinación de los saldos de los activos y pasivos, el monto de las contingencias y el reconocimiento de los ingresos y gastos. Si estas estimaciones o supuestos, que se basan en el mejor criterio de la Gerencia a la fecha de los estados financieros, variaran como resultado de cambios en las premisas en las que se sustentaron, los saldos de los estados financieros se corrigen en la fecha en la que el cambio en las estimaciones y supuestos se produce. Las principales estimaciones relacionadas con los estados financieros se refieren a la provisión para cuentas de cobranza dudosa, la provisión para desvalorización de existencias, la provisión para fluctuación de valores, la depreciación de los bienes de inmuebles, maquinaria y equipo, la amortización de otros activos y la determinación del impuesto a la renta y participación de los trabajadores (corriente y diferido).

c) Cuentas por cobrar comerciales y provisión para cuentas de cobranza dudosa -

Los saldos de las cuentas por cobrar comerciales se registran a su valor nominal, neto de su provisión para cobranza dudosa. El saldo de esta provisión, que se determina sobre la base de la identificación específica de los deudores incobrables de acuerdo con las políticas establecidas por la Gerencia, es revisado periódicamente para ajustarlo a los niveles necesarios para cubrir las pérdidas potenciales en la cartera de clientes. Las cuentas incobrables se castigan cuando se identifican como tales.

d) Operaciones de titulización -

La Compañía realiza operaciones de titulización mediante las cuales transfiere facturas y letras de cambio por cobrar a patrimonios en fideicomiso administrados por una sociedad titulizadora local. La transferencia de estas cuentas por cobrar es efectuada aplicando un factor de descuento para las facturas, y al valor presente para las letras de cambio, a efectos de determinar el valor de venta. Al 31 de diciembre del 2002 y 2001, la Compañía ha reconocido un gasto producto de la transferencia de facturas y letras de cambio al descuento y al valor presente, respectivamente, por S/.5.5 millones y S/.6.0 millones, respectivamente, que se incluyen en el rubro Gastos financieros del estado de ganancias y pérdidas.

Asimismo, en el año 1999 la Compañía realizó una operación de titulización de existencias y maquinaria y equipo, por el cual transfirió ciertos bienes a un patrimonio en fideicomiso administrado por una sociedad titulizadora local. La transferencia fue efectuada al costo de adquisición de los bienes de existencias y maquinaria y equipo.

e) Existencias -

Las existencias se registran al costo de adquisición o a su valor neto de realización, el que resulte menor. El costo de los repuestos se determina de acuerdo al método de promedio ponderado y el de las demás existencias con base al método de identificación específica. El valor neto de realización es el precio de venta estimado en el curso normal de las operaciones del negocio, menos los gastos necesarios para la venta.

f) Instrumentos financieros -

Los instrumentos financieros se definen como cualquier contrato que da lugar, simultáneamente, a un activo financiero en una empresa y a un pasivo financiero o a un instrumento de capital en otra empresa. En el caso de la Compañía, los instrumentos financieros corresponden a instrumentos primarios como son las cuentas por cobrar y por pagar, préstamos bancarios, deuda a largo plazo y las acciones representativas de su capital.

El valor razonable es el monto por el que un activo puede ser intercambiado entre un comprador y un vendedor debidamente informados, o puede ser cancelada una obligación, entre un deudor y un acreedor con suficiente información, bajo los términos de una transacción de libre competencia. Los valores de los principales instrumentos financieros de la Compañía se detallan a continuación:

- El valor en libros de caja y bancos representa su valor razonable dado que es efectivo de libre disponibilidad.

- Los valores en libros de las cuentas por cobrar y por pagar son sustancialmente similares a su valor razonable debido a que una porción importante tiene vencimiento en el corto plazo.

- Los valores en libros de los préstamos bancarios y deuda a largo plazo son similares a su valor razonable sobre la base de la comparación de sus tasas de interés con las vigentes en el mercado para deudas similares.

g) Inversiones en valores -

Hasta el 31 de diciembre del 2001, las inversiones en acciones en subsidiarias estuvieron registradas al costo más el valor nominal de las acciones recibidas por concepto de dividendos, que no excedieron a su valor de mercado o de participación patrimonial. A partir del 1 de enero del 2002, la Compañía registra sus inversiones en subsidiarias bajo el método de participación patrimonial, mediante el cual los resultados obtenidos en estas empresas son reconocidos en sus estados financieros con cargo o crédito, según corresponda, al valor en libros de la inversión; los dividendos recibidos en efectivo se acreditan al valor de las inversiones. El efecto acumulado de este cambio contable al 31 de diciembre del 2001 por S/.1.3 millones, se reconoció con crédito al rubro Diversos, neto, del estado de ganancias y pérdidas del año 2002.

Las inversiones en los patrimonios en fideicomiso están registradas con base al método de participación patrimonial. En consecuencia, la Compañía reconoce en sus estados financieros los resultados de las operaciones de los patrimonios en fideicomiso.

Las inversiones en valores en las que la Compañía mantiene un interés menor al 20% de los derechos a voto y otras inversiones de poca importancia relativa se registran al costo y/o su valor de capitalización menos cualquier ajuste a su valor de realización. En el caso de inversiones que cotizan sus acciones en la Bolsa de Valores de Lima, su valor de realización se determina con respecto a su valor bursátil.

h) Inmuebles, maquinaria y equipo y depreciación -

Los inmuebles, maquinaria y equipo se registran al costo, excepto los terrenos que están registrados a su costo más revaluación. La depreciación de estos bienes, excepto aquellos de la flota de alquiler, se calcula por el método de línea recta, a tasas que se consideran suficientes para absorber el costo de los activos en el plazo estimado de su vida útil. La depreciación de la maquinaria, equipo y unidades de transporte de la flota de alquiler se calcula por el método de horas - máquina utilizadas.

Los gastos de mantenimiento y reparación son cargados a los resultados cuando se incurren y las renovaciones y mejoras, cuando son por montos importantes, se capitalizan. El costo y la depreciación acumulada de los activos vendidos o retirados son eliminados de sus respectivas cuentas y la utilidad o pérdida se afecta a los resultados del período.

Las tasas anuales de depreciación utilizadas son como sigue:

	%
Edificios y otras construcciones	3
Instalaciones	10
Maquinaria y equipo	10 y 20
Maquinaria y equipo, flota de alquiler	(*)
Unidades de transporte	20
Unidades de transporte, flota de alquiler	(*)
Muebles y enseres	10 y 25

(*) En función a horas - máquina utilizadas.

i) Alquiler de maquinaria, equipo y unidades de transporte -

La maquinaria, equipo y unidades de transporte arrendados a terceros a través de contratos de arrendamiento operativo se muestran en el rubro Inmuebles, maquinaria y equipo del balance general, calculándose su correspondiente depreciación en función a horas-máquina utilizadas. Cuando vence el respectivo contrato, estos activos son transferidos al rubro Existencias para su

acondicionamiento para una posterior venta o alquiler; en este último caso, son transferidos al rubro Inmuebles, maquinaria y equipo. El ingreso por alquileres se reconoce en función a las horas-máquina utilizadas mensualmente durante el plazo del contrato.

j) Contratos de arrendamiento -

Los contratos de arrendamiento de maquinarias y equipos se registran de acuerdo con el método financiero, registrándose el monto del arrendamiento como un activo y una obligación, y cargándose a resultados los correspondientes gastos financieros y la depreciación de los activos, en el período en que se devengan. La depreciación de estos bienes es calculada por el método de horas-máquina utilizadas.

k) Plusvalía mercantil -

La plusvalía mercantil, incluido en el rubro Otros activos del balance general, representa la diferencia entre el mayor valor del costo de adquisición de una subsidiaria y el valor razonable de la participación de la Compañía en sus activos netos a la fecha de adquisición. La plusvalía mercantil se amortiza por el método de línea recta a razón de 10% anual.

l) Ingresos diferidos -

Los ingresos por servicios de mantenimiento y reparación y alquiler de maquinaria y equipo se reconocen en el ejercicio en que se prestan los servicios correspondientes.

m) Reconocimiento de ingresos -

Los ingresos por venta de máquinas, motores, automotores y repuestos se reconocen cuando se transfieren al comprador todos los riesgos y beneficios inherentes a la propiedad de los mismos. Los ingresos por servicios de taller se reconocen cuando el servicio ha sido brindado.

Otros ingresos de la Compañía se reconocen de la siguiente manera:

Ingresos por alquileres e intereses de financiamiento de ventas a plazo: sobre la base del devengado.
Ingresos por comisiones de pedido directo: cuando el proveedor atiende el pedido.
Ingresos por intereses financieros: sobre la base del rendimiento efectivo.
Ingresos por dividendos: cuando se establece el derecho de la Compañía de recibir su pago.

n) Impuesto a la renta y participación de los trabajadores -

El impuesto a la renta y participación de los trabajadores corrientes se calculan con base a la materia imponible determinada de acuerdo con disposiciones tributarias vigentes.

El impuesto a la renta diferido se registra por el método del pasivo sobre la base de las diferencias temporales que surgen entre la base tributaria de los activos y pasivos y su saldo en los estados

financieros, aplicando la legislación y la tasa del impuesto vigentes. Las principales diferencias temporales identificadas se resumen en la Nota 14.

Impuestos diferidos activos sólo se reconocen en la medida que sea probable que se dispondrá de utilidades gravables futuras contra las que se pueda utilizar estos créditos.

o) Provisiones -

Las provisiones se reconocen cuando la Compañía tiene una obligación presente legal o asumida como resultado de hechos pasados, es probable que se requiera de la salida de recursos para cancelar la obligación y es posible estimar su monto confiablemente.

- Vacaciones de personal

  Las vacaciones anuales del personal y otras ausencias remuneradas se reconocen sobre la base del devengado. La provisión por la obligación estimada por vacaciones anuales y otras ausencias remuneradas del personal resultantes de servicios prestados por los empleados se reconoce a la fecha del balance general.

- Compensación por tiempo de servicios

  La provisión para compensación por tiempo de servicios del personal se constituye por el íntegro de los derechos indemnizatorios de acuerdo con la legislación vigente, y se muestra neta de los depósitos efectuados mensualmente con carácter cancelatorio, en la institución del sistema financiero elegida por los trabajadores, y se muestra en el rubro Otras cuentas por pagar del balance general.

p) Contingencias -

Los pasivos contingentes no se reconocen en los estados financieros y se exponen en notas a los estados financieros, a menos que su ocurrencia sea remota. Los activos contingentes no se reconocen en los estados financieros y se revelan sólo si es probable su realización.

q) Saldos en moneda extranjera y diferencias en cambio -

Los saldos en moneda extranjera están expresados en nuevos soles a los tipos de cambio vigentes al cierre del año. Las diferencias de cambio que generan estos saldos se incorporan en los resultados del ejercicio en que se devengan y se incluyen en el rubro Resultado por exposición a la inflación del estado de ganancias y pérdidas.

r) Efectivo y equivalentes de efectivo -

Para propósitos del estado de flujos de efectivo, el efectivo corresponde al saldo disponible en Caja y bancos.

s) Reclasificaciones -

Ciertas reclasificaciones han sido incorporadas a los estados financieros al 31 de diciembre del 2001 para permitir su comparación con los estados financieros al 31 de diciembre del 2002.

3 SALDOS EN MONEDA EXTRANJERA

Los saldos en moneda extranjera al 31 de diciembre se resumen como sigue:

	2002	2001
	US$000	US$000
Activo		
Caja y bancos	7,297	5,432
Cuentas por cobrar comerciales	13,661	27,190
Otras cuentas por cobrar	10,705	18,015
	31,663	50,637
Pasivo		
Sobregiros y préstamos bancarios	5,328	43,146
Cuentas por pagar comerciales	55,409	34,080
Otras cuentas por pagar	4,604	6,830
Deuda a largo plazo	69,520	93,614
	134,861	177,670
Pasivo neto	103,198	127,033

Al 31 de diciembre del 2002, los tipos de cambio utilizados por la Compañía para el registro de los saldos en moneda extranjera han sido de S/.3.515 y de S/.3.517 por US$1 para los activos y los pasivos, respectivamente (al 31 de diciembre del 2001, S/.3.441 y S/.3.446 por US$1 para los activos y los pasivos, respectivamente).

Al 31 de diciembre del 2002 y del 2001, la Compañía registró ganancias en cambio por S/.60.7 millones y S/.67.4 millones y pérdidas en cambio por S/.70.7 millones y S/.57.8 millones, respectivamente.

4 CAJA Y BANCOS

Al 31 de diciembre este rubro comprende:

	2002	2001
	S/.000	S/.000
Depósitos a plazo	20,282	4,900
Cuentas corrientes	5,478	13,208
Fondo fijo	1,089	2,194
	26,849	20,302

Los depósitos a plazo en moneda extranjera son de vencimiento corriente y generan intereses a tasas promedio de mercado. Al 31 de diciembre del 2002, depósitos a plazo por US$1.3 millones se encuentran en garantía de aval otorgado por un banco local sobre letras por pagar a Caterpillar Brasil S.A. y Agco do Brasil S.A. (Nota 12).

5 CUENTAS POR COBRAR COMERCIALES

Al 31 de diciembre este rubro comprende:

	2002		2001	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	82,732	18,554	86,576	31,918
Intereses diferidos	(2,065)	(687)	(4,833)	(1,568)
Provisión para cuentas de cobranza dudosa	(56,388)	-	(42,999)	-
	24,279	17,867	38,744	30,350
Empresas afiliadas (Nota 7)	21,265	-	34,600	-
	45,544	17,867	73,344	30,350

Las cuentas por cobrar comerciales se encuentran garantizadas con las existencias vendidas y, en algunos casos, dependiendo de la importancia de la transacción, se solicitan garantías adicionales. Dichas cuentas por cobrar no devengan intereses, con excepción de las letras por cobrar que devengan un interés anual y comisión de cobranza entre 16% y 20%.

Al 31 de diciembre del 2002, cuentas por cobrar comerciales por US$2.6 millones se encuentran en garantía de pagarés otorgados por Caterpillar Financial Services (Nota 12).

El movimiento anual de la provisión para cuentas de cobranza dudosa fue el siguiente:

	2002	2001
	S/.000	S/.000
Saldo inicial	42,999	35,827
Adiciones del año	13,746	8,396
Castigos	(352)	(1,184)
Resultado por exposición a la inflación	(5)	(40)
Saldo final	56,388	42,999

El detalle de la antigüedad de las cuentas por cobrar es el siguiente:

	2002 S/.000	2001 S/.000
Vigentes	46,650	85,649
Vencidas hasta 30 días	6,015	13,268
Vencidas mayores a 30 días	69,886	54,177
	122,551	153,094

Las cuentas por cobrar vencidas mayores a 30 días al 31 de diciembre del 2002 y del 2001, tienen una provisión para cuentas de cobranza dudosa de S/.56.4 millones y S/.43.0 millones, respectivamente.

6 OTRAS CUENTAS POR COBRAR

Al 31 de diciembre este rubro comprende:

	2002	2001	
	Corriente S/.000	Corriente S/.000	Largo plazo S/.000
Cuentas por cobrar a los patrimonios en fideicomiso (Nota 24)	22,866	36,618	-
Empresas afiliadas (Nota 7)	11,931	8,383	10,395
SVC Inversiones S.A.C. (Nota 9)	8,617	-	-
Cuentas por cobrar al personal	2,689	2,520	-
Comisiones por pedido directo	387	1,520	-
Crédito de impuesto a la renta	-	9,529	-
Diversas	4,205	3,167	-
	50,695	61,737	10,395
Provisión para cuentas de cobranza dudosa	(493)	(502)	-
	50,202	61,235	10,395

7 TRANSACCIONES CON EMPRESAS AFILIADAS

El movimiento de las cuentas por cobrar y por pagar con empresas afiliadas por el año 2002, es el siguiente:

	Saldo inicial S/.000	Adiciones S/.000	Deducciones S/.000	Resultado por exposición a la inflación S/.000	Saldo final S/.000
Por cobrar -					
Comerciales:					
Orvisa S.A.	24,146	18,575	(26,736)	(453)	15,532
Unimaq S.A.	7,488	3,535	(6,596)	(94)	4,333
Matreq Ferreyros S.A.	1,437	1,026	(1,593)	(19)	851
Motorindustria S.A.	237	1,704	(1,492)	19	468
Fiansa S.A.	1,218	566	(1,722)	(6)	56
Depósitos Efe S.A.	74	315	(363)	(1)	25
	34,600	25,721	(38,502)	(554)	21,265
Por cobrar -					
No comerciales:					
Unimaq S.A.	1,492	4,490	(3,219)	(27)	2,736
Heavy Machinery Services Ltd.	2,118	-	-	7	2,125
Fiansa S.A.	2,198	1,634	(1,728)	(6)	2,098
Motorindustria S.A.	687	21,036	(20,197)	(169)	1,357
Depósitos Efe S.A.	1,029	1,114	(1,262)	29	910
Matreq Ferreyros S.A.	659	5	-	2	666
Domingo Rodas S.A.	-	144	-	-	144
Orvisa S.A.	200	9,135	(7,768)	328	1,895
	8,383	37,558	(34,174)	164	11,931
No comerciales a largo plazo:					
Domingo Rodas S.A.	10,395	1,245	(11,383)	(257)	-

Las principales transacciones con empresas afiliadas se resumen como sigue:

	2002 S/.000	2001 S/.000
Venta de bienes:		
Unimaq S.A.	2,510	7,338
Orvisa S.A.	2,480	6,205
Matreq Ferreyros S.A.	1,024	1,428
Motorindustria S.A.	409	439
Fiansa S.A.	-	1,247
Venta de servicios:		
Motorindustria S.A.	607	243
Orvisa S.A.	148	450
Depósitos Efe S.A.	-	383
Fiansa S.A.	-	63

	2002 S/.000	2001 S/.000
Compra de bienes:		
Unimaq S.A.	2,408	2,495
Orvisa S.A.	340	239
Compra de servicios:		
Motorindustria S.A	15,705	14,727
Fiansa S.A.	971	4,904
Depósitos Efe S.A.	631	826

En diciembre del 2002, parte del saldo de la cuenta por cobrar no comercial a Domingo Rodas S.A. fue capitalizada por S/.7.7 millones (Nota 9).

8 EXISTENCIAS

Al 31 de diciembre este rubro comprende:

	2002 S/.000	2001 S/.000
Máquinas, motores y automotores	135,966	154,396
Repuestos	83,691	120,437
Servicios de taller en proceso	18,647	26,820
Existencias por recibir	6,018	5,559
	244,322	307,212
Provisión para desvalorización de existencias	(13,906)	(6,086)
	230,416	301,126

Al 31 de diciembre del 2002, ciertas máquinas, motores y automotores se encuentran en garantía de pagarés otorgados por Caterpillar Financial Services por US$11.5 millones y de aval otorgado por un banco local por US$3.2 millones sobre letras por pagar a Caterpillar Brasil S.A. y Agco do Brasil S.A. (Nota 12).

9 INVERSIONES

Al 31 de diciembre del 2002 y del 2001, este rubro comprende:

	Cantidad		Partici-pación en el capital	Valor nominal unitario	Valor en libros	
	2002	2001	%		2002 S/.000	2001 S/.000
Acciones comunes en empresas afiliadas -						
Orvisa S.A.	5,599,669	5,725,633	99.00	S/.1	23,102	21,184
Motorindustria S.A.	9,275,820	7,956,293	99.99	S/.1	12,941	10,828
Domingo Rodas S.A. (subsidiaria de Orvisa S.A.)	8,748,698	1,085,323	75.01	S/.1	8,787	1,852
Unimaq S.A.	3,991,845	3,068,798	99.99	S/.1	6,368	4,011
Fiansa S.A. (acciones comunes)	5,080,010	5,080,010	99.00	S/.1	5,025	10,785
Heavy Machinery Services Ltd.	300,000	300,000	100.00	US$1	1,088	949
Fiansa S.A. (acciones de inversión)	1,004,965	1,004,965	93.50	S/.1	994	1,589
Depósitos Efe S.A.	109,652	110,245	99.00	S/.1	468	86
Matreq Ferreyros S.A.	3,578,142	3,578,142	99.00	Bs.10	20,194	22,987
					78,967	74,271
Provisión para fluctuación de valores					-	(9,190)
					78,967	65,081
Acciones comunes en otras empresas -						
Cotizadas en bolsa:						
La Positiva Seguros y Reaseguros S.A.	9,395,380	8,672,169	12.98	S/.1	12,167	12,144
No cotizadas en bolsa:						
SVC Ingeniería y Construcción S.A.	-	8,472,941	-	-	-	8,617
Otras					1,041	1,053
					13,208	21,814
Provisión para fluctuación de valores					(349)	(207)
					12,859	21,607
Patrimonios en fideicomisos (Nota 24) -						
Inversión					10,236	10,236
Participación patrimonial					9,818	4,169
					20,054	14,405
Otras inversiones -						
Bonos de titulización - Cosapi S.A.					7,498	8,543
					119,378	109,636

Mediante Acuerdo de Directorio de fecha 25 de noviembre del 2002, el Directorio de la Compañía acordó la venta de las acciones de Matreq Ferreyros S.A., empresa domiciliada en Bolivia, y autorizó a la Gerencia a llevar a cabo las negociaciones de venta con una empresa del exterior. A la fecha de los estados financieros, la venta de estas acciones no se ha concretado.

Al 31 de diciembre del 2002, el saldo de inversiones en las empresas afiliadas se determinó por el método de participación patrimonial sobre la base de sus estados financieros, reconociendo su participación en los resultados de estas empresas afiliadas del año 2002 por S/.3.4 millones y por los años anteriores por S/.2.0 millones, los mismos que se incluyen en el rubro Diversos, neto, del estado de ganancias y pérdidas.

En diciembre del 2002, la Compañía recibió 7,663,375 acciones de Domingo Rodas S.A. como consecuencia de la capitalización de acreencias por S/.7.7 millones.

Los bonos de titulización - Cosapi S.A. corresponde al canje de una acreencia por bonos de titulización emitidos por una sociedad titulizadora, que se redimen mensualmente hasta octubre del 2006.

La inversión en acciones de SVC Ingeniería y Construcción S.A., que correspondía a la capitalización de acreencias como consecuencia del proceso de reestructuración de esta empresa, fue canjeado por acreencias con SVC Inversiones S.A.C. en diciembre del 2002 y se incluye en el rubro Otras cuentas por cobrar del balance general.

10 INMUEBLES, MAQUINARIA Y EQUIPO

El movimiento del rubro Inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada por el año terminado el 31 de diciembre del 2002, es el siguiente:

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Deducciones S/.000	Transferencias S/.000	Reclasificaciones S/.000	Saldos finales S/.000
Costo -						
Terrenos	44,616	-	-	-	3,228	47,844
Edificios y otras construcciones	71,079	411	(47)	-	(3,255)	68,188
Instalaciones	8,993	49	-	-	-	9,042
Maquinaria y equipo	84,477	4,292	(2,951)	5,363	(22)	91,159
Maquinaria y equipo, flota de alquiler	95,739	7,530	-	(15,858)	3	87,414
Unidades de transporte	14,432	13	(8,730)	(744)	-	4,971
Unidades de transporte, flota de alquiler	9,291	-	-	(961)	(4)	8,326
Muebles y enseres	20,498	1,095	(6)	-	-	21,587
Trabajos en curso	2,275	-	-	(1)	-	2,274
	351,400	13,390	(11,734)	(12,201)	(50)	340,805
Depreciación acumulada -						
Edificios y otras construcciones	13,399	2,160	-	-	(9)	15,550
Instalaciones	4,488	813	-	-	-	5,301
Maquinaria y equipo	39,730	13,193	(825)	(640)	-	51,458
Maquinaria y equipo, flota de alquiler	30,724	11,773	-	(14,020)	(53)	28,424
Unidades de transporte	9,456	885	(5,508)	(442)	-	4,391
Unidades de transporte, flota de alquiler	2,374	452	-	(522)	12	2,316
Muebles y enseres	15,104	1,697	(6)	-	-	16,795
	115,275	30,973	(6,339)	(15,624)	(50)	124,235
Costo neto	236,125					216,570

Ciertas maquinarias y equipos se encuentran garantizando préstamos bancarios a largo plazo al 31 de diciembre del 2002 (Nota 12) en favor de Caterpillar Financial Services por US$15.5 millones. En forma adicional, se han constituido hipotecas sobre inmuebles de la Compañía por US$25.4 millones en garantía de pagarés por US$21.2 millones de la misma institución.

Al 31 de diciembre del 2002, el rubro de maquinaria y equipo de la flota de alquiler incluye costo y depreciación por S/.33.3 millones y S/.13.2 millones, respectivamente (S/.45.1 millones y S/.18.0 millones al 31 de diciembre del 2001, respectivamente) relacionado con contratos de arrendamiento financiero.

11 SOBREGIROS Y PRESTAMOS BANCARIOS

Al 31 de diciembre este rubro comprende:

	2002 S/.000	2001 S/.000
Sobregiros bancarios	647	299
Préstamos bancarios en moneda extranjera:		
BBVA Banco Continental	9,443	24,755
Interbank	5,275	10,514
Caterpillar Financial Services	3,609	-
Standard Chartered Bank	-	15,070
Dresdner Bank Lateinamerica A.G.	-	14,546
Corporación Andina de Fomento	-	10,507
Banque Europeene Pour L`amerique Latine	-	7,009
Banco Interamericano de Finanzas	-	7,009
Banco Financiero del Perú	-	5,958
	18,327	95,368
Primer programa de instrumentos financieros de corto plazo	-	53,701
	18,974	149,368

Los préstamos bancarios corresponden a créditos obtenidos para financiar capital de trabajo e importaciones. Estos saldos son de vencimiento corriente, devengan intereses anuales a tasas fijas que fluctúan entre 4.7% y 10.6%, sin garantías específicas. A partir del año 2002, la Compañía ha incrementado el financiamiento de importaciones de existencias con su proveedor principal Caterpillar Americas Co.; consecuentemente, ha disminuído su financiamiento a través de préstamos bancarios.

Adicionalmente, la Compañía financia sus operaciones a través de instrumentos financieros de corto plazo; en este sentido, tiene inscrito en el Registro Público del Mercado de Valores el Primer Programa de Instrumentos de Corto Plazo hasta por US$30 millones. Al 31 de diciembre del 2001, el saldo de las obligaciones pendientes correspondía a la Primera Emisión, serie C y D por US$5 millones y US$6 millones, respectivamente, y a la Segunda Emisión serie B por US$5 millones, los mismos que vencieron entre abril y noviembre del 2002. Asimismo, en enero del 2003, la Compañía ha emitido papeles comerciales por US$6 millones correspondientes a la serie A y B de la Tercera Emisión.

12 DEUDA A LARGO PLAZO

Al 31 de diciembre del 2002 y del 2001, este rubro comprende:

Nombre del acreedor	Clase de obligación	Vencimiento	Importe autorizado/ utilizado	Saldos pendientes de pago							
				Total		Total		Corriente		No corriente	
				2002	2001	2002	2001	2002	2001	2002	2001
			US$000	US$000	US$000	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Caterpillar Financial Services Pagarés a la tasa de interés anual de Libor más 3.5% a 4.5% y a tasas de interés anual entre 8.9% a 10.6% con garantía de cuentas por cobrar comerciales, existencias e inmuebles, maquinaria y equipo (Notas 5, 8 y 10).	Pagarés	Trimestral y semestral hasta el 2010	70,000/ (1) 47,765	47,765	47,106	167,991	165,081	25,940	51,140	142,051	113,941
Bonos Ferreyros - cuarta emisión Bonos emitidos en serie A y devenga interés anual de 7.5% con garantía del patrimonio de la Compañía.	Bonos Corporativos	Agosto del 2005	15,000/ (3) 15,000	15,000	-	52,755	-	-	-	52,755	-
Caterpillar Brasil S.A. Letras por pagar a las tasas de interés anual Libor más 1% (Nota 4 y 8), con aval de banco local.	Letras	Trimestral hasta el 2005	5,000/ (2) 2,715	2,715	5,332	9,549	18,696	5,978	13,908	3,571	4,788
Instituciones financieras Pagarés a la tasa de interés anual de 10%.	Pagarés	Mensual hasta el 2006	2,139/ 2,139	2,139	2,462	7,522	8,627	1,578	8,627	5,944	-
Agco do Brasil S.A. Letras por pagar a la tasa de interés anual de 5.3% (Nota 4 y 8) , con aval de banco local.	Letras	Semestral hasta el 2005	5,000/ (2) 1,826	1,826	1,231	6,423	4,314	3,054	2,127	3,369	2,187
Sunat - Fraccionamiento Tributario Interés anual 15%.		Mensuales hasta 2004	-	-	-	831	1,610	753	765	78	845
Bonos Ferreyros - tercera emisión Bonos emitidos en dos series que devengan intereses anuales de 9.875% a 10.5%, con garantía del patrimonio de la Compañía.	Bonos corporativos	Marzo y setiembre del 2002	30,000/ (3) 30,000	-	30,000	-	105,137	-	105,137	-	-
Standard Chartered Bank New York Pagarés a la tasa de interés anual de de Libor más 0.25%.	Pagarés	Anual hasta el 2002	10,000/ (3) 10,000	-	3,703	-	12,977	-	12,977	-	-
Caterpillar International Services del Perú S.A. Contratos de arrendamiento financiero.	Cuotas	Mensuales hasta el 2004	70,000/ (1) 70,000	-	2,385	-	8,362	-	7,491	-	871
Caterpillar Americas Co. Libre de intereses.	Pagarés	En el 2003	1,026/ 1,026	-	1,026	-	3,597	-	-	-	3,597
Varios Comprende diversos préstamos y créditos por importación a diversas tasas de interés.	Varios	Semestral hasta el 2003	-	74	369	262	1,290	262	1,031	-	259
				69,519	93,614	245,333	329,691	37,565	203,203	207,768	126,488

(1) Corresponde a una línea de crédito en conjunto.
(2) Corresponde a una línea de aval en conjunto de banco local.
(3) Línea de crédito otorgada por única vez.

El cronograma de pagos del total de la deuda, neto de intereses, al 31 de diciembre del 2002 en dólares estadounidenses y en nuevos soles a esa fecha, es como sigue:

Años	US$000	S/.000
2003	10,444	36,857
2004	6,944	24,505
2005	28,322	99,948
2006	8,133	28,701
2007	1,437	5,071
2008	1,437	5,071
2009	1,437	5,071
2010	11,365	40,109
	69,519	245,333

13 CUENTAS POR PAGAR COMERCIALES

Este rubro comprende al 31 de diciembre:

	2002	2001
	S/.000	S/.000
Letras	187,755	96,882
Facturas	7,904	24,567
	195,659	121,449

Al 31 de diciembre del 2002, el saldo incluye principalmente cuentas por pagar a Caterpillar Americas Co. por U$53.5 millones equivalente a S/.188.3 millones (US$30 millones equivalente a S/.105 millones al 31 de diciembre del 2001) que generan intereses a tasas que fluctuan entre 3.14% y 4.70% al año, más una comisión de 0.585%.

14 IMPUESTO A LA RENTA Y PARTICIPACION DE LOS TRABAJADORES DIFERIDOS

Al 31 de diciembre del 2002 y 2001 el saldo deudor y acreedor de este rubro, respectivamente, está compuesto por:

	2002	2001
	S/.000	S/.000
Impuesto a la renta	2,980	(3,953)
Participación de los trabajadores	886	(1,172)
Saldo deudor (acreedor) al 31 de diciembre	3,866	(5,125)

Las partidas temporales que dan origen al impuesto a la renta y participación a los trabajadores diferidos son las siguientes:

	Acumulado al 31 de diciembre del 2001 S/.000	Adiciones y reversiones del año 2002 S/.000	Acumulado al 31 de diciembre del 2002 S/.000
Provisión para desvalorización de existencias	(1,487)	(3,845)	(5,332)
Diferencias en tasas de depreciación	(2,800)	(932)	(3,732)
Otras provisiones	-	(2,248)	(2,248)
Resultado por exposición a la inflación de existencias, terrenos e inversiones	(1,940)	442	(1,498)
Provisión para vacaciones	-	(683)	(683)
Ganancias por ventas diferidas, neto	848	(476)	372
Operaciones de arrendamiento financiero	4,974	(1,249)	3,725
	(405)	(8,991)	(9,396)
Revaluación de terrenos (Nota 15-c)	5,530	-	5,530
	5,125	(8,991)	(3,866)

	2002 S/.000	2001 S/.000
Total de impuesto a la renta diferido deudor (acreedor) al final del año	3,866	(5,125)
Total de impuesto a la renta diferido acreedor al inicio del año	(5,125)	(5,911)
	8,991	786
Abono a resultados del año:		
Participación de los trabajadores	1,779	473
Impuesto a la renta	6,004	1,418
Ajuste	1,208	-
	8,991	1,891
Cargo al excedente de revaluación:		
Impuesto a la renta y participación de los trabajadores	-	(1,105)
	8,991	786

La Gerencia estima que, sobre la base de sus proyecciones, el saldo deudor del impuesto a la renta y participación de los trabajadores diferidos, será recuperado a través de su aplicación al impuesto a la renta y participación de los trabajadores que resulte de la utilidad de los próximos dos años.

15 PATRIMONIO NETO

a) Capital -

Al 31 de diciembre del 2002, el capital autorizado, suscrito y pagado asciende a S/.178,035,422, formalizado mediante escritura pública y representado por 161,850,384 acciones comunes de un valor nominal de S/.1.10 cada una, de las cuales 83.55% pertenecen a inversionistas nacionales y 16.45% a extranjeros.

Por acuerdo de Junta General Ordinaria de Accionistas de 12 de marzo del 2002, se aumentó el capital de S/.177,240,737 a S/.178,035,422, mediante la aplicación del ajuste por inflación negativo del año 2001 por S/.3,899,296 y la capitalización de una porción del capital adicional por S/.4,693,981 (a cifras históricas). Asimismo, se acordó incrementar el valor nominal de las acciones de S/.1.095 a S/.1.10.

Al 31 de diciembre del 2002, la estructura societaria de la Compañía es la siguiente:

Porcentaje de participación individual del capital	**Número de accionistas**	**Porcentaje total de participación**
Hasta 1.00	830	22.68
De 1.01 al 5.00	11	36.08
De 5.01 al 10	3	19.36
De 10.01 al 100	2	21.88
	846	100.00

b) Capital adicional -

Corresponde a la prima adicional de suscripción de las acciones emitidas correspondiente al aumento de capital acordado en Junta General Extraordinaria de Accionistas de 13 de enero de 1997, por la colocación de 24,999,989 acciones de un valor nominal de un nuevo sol cada una, tanto en mercados de valores nacionales como internacionales, inclusive a través del programa de American Depositary Receipts (ADRs). El monto de la prima, que puede ser capitalizada en cualquier momento, beneficiará por igual a las acciones existentes y a las emitidas como resultado del referido aumento de capital. Al 31 de diciembre del 2002, una porción del saldo fue capitalizado por S/.4,773,779 (S/.4,693,981 a cifras históricas).

c) Excedente de revaluación -

Con la adopción de la NIC 12 (revisada en 1996), en el año 2000 se detrajo del saldo inicial del excedente de revaluación el efecto tributario (impuesto a la renta y participación de los trabajadores) de la revaluación de terrenos por S/.4.4 millones. Asimismo, en el año 2001 se ha detraído S/.1.1 millón adicional, como consecuencia de la actualización de la tasa del impuesto a la renta del 20% al 27% (Nota 14).

Corresponde a la diferencia entre el valor en libros de terrenos con el valor asignado por tasaciones técnicas de un perito independiente en el año 1999 y que podrá ser capitalizada y/o utilizada para compensar pérdidas.

d) Reserva legal -

De acuerdo con la Ley General de Sociedades, la reserva legal debe constituirse con la transferencia del 10% de la utilidad neta anual hasta alcanzar un monto equivalente al 20% del capital pagado. En ausencia de utilidades no distribuidas o de reservas de libre disposición, la reserva legal podrá ser aplicada a la compensación de pérdidas, debiendo ser repuesta con las utilidades de ejercicios posteriores. Esta reserva puede ser capitalizada siendo igualmente obligatoria su reposición.

La asignación de la utilidad neta de cada año se efectúa al año siguiente, cuando es aprobada por los accionistas de la Compañía. La asignación de la utilidad neta del año 2002 asciende a S/.1.1 millones.

e) Resultados acumulados -

A partir del año 2003, los dividendos en favor de accionistas distintos de personas jurídicas domiciliadas, están afectos a la tasa del 4.1% por concepto de impuesto a la renta de cargo de estos accionistas; dicho impuesto debe ser retenido y liquidado por la Compañía.

16 SITUACION TRIBUTARIA

a) La Gerencia ha determinado la materia imponible bajo el régimen general del impuesto a la renta de acuerdo con su entendimiento de la legislación tributaria vigente, la que exige agregar y deducir al resultado ajustado por inflación, mostrado en los estados financieros, aquellas partidas que la referida legislación reconoce como gravables y no gravables, respectivamente.

Al 31 de diciembre del 2002 la tasa del impuesto a la renta es de 27% (30% al 31 de diciembre del 2001). El impuesto a la renta y la participación de los trabajadores (Nota 25) han sido determinados como sigue:

	2002 S/.000	2001 S/.000
Utilidad (pérdida) antes de participación de los trabajadores e impuesto a la renta	15,164	(6,700)
Más (menos) partidas permanentes:		
Gastos no deducibles	10,288	12,765
Ingresos exentos - dividendos percibidos en efectivo y participación en patrimonio en fideicomiso	(5,691)	(3,364)
Valor de participación patrimonial en subsidiarias	(5,698)	
Más (menos) partidas temporales:		
Ganancias por ventas diferidas en el año	(317)	(1,851)
Ganancias por ventas diferidas en años anteriores - aplicación	1,818	1,296
Provisión para desvalorización de existencias	10,359	3,051
Diferencia en tasas de depreciación	3,535	4,328
Provisión para vacaciones	(250)	-
Resultado por exposición a la inflación de existencias, inversiones y terrenos	(1,471)	(1,969)
Operaciones de arrendamiento financiero	2,765	(4,634)
Provisión para gastos estimados	6,936	-
Otras partidas	643	-
Materia imponible	38,081	2,922
Participación de los trabajadores	(2,821)	(217)
Base para renta tributaria	35,260	2,705
Impuesto a la renta	(9,520)	(812)

b) La Administración tributaria tiene la facultad de revisar y, de ser el caso, corregir el impuesto a la renta determinado por la Compañía en los cuatro últimos años, contados a partir de la presentación de la declaración jurada del impuesto correspondiente (años abiertos a fiscalización). Los años 1998 al 2002 inclusive, están abiertos a fiscalización. Debido a que pueden producirse diferencias en la interpretación por parte de la Administración Tributaria sobre las normas aplicables a la Compañía, no es posible anticipar a la fecha si se producirán pasivos tributarios adicionales como resultado de eventuales revisiones. Cualquier impuesto adicional, multas e intereses, si se produjeran, serán reconocidos en los resultados del año en el que la diferencia de criterios con la Administración Tributaria se resuelva. La Gerencia estima que no surgirán pasivos de importancia como resultado de estas posibles revisiones.

c) De acuerdo con la legislación vigente, para propósitos de la determinación del impuesto a la renta y del impuesto general a las ventas, el precio de transferencia entre partes vinculadas y no vinculadas debe contar con documentación e información que sustente los métodos y criterios de valuación aplicados en su determinación. La Administración Tributaria está facultada a solicitar esta información al contribuyente.

d) A partir del año 2003 las empresas están obligadas a efectuar anticipos adicionales del impuesto a la renta calculado en función de una tasa progresiva que alcanza hasta el 1.5% del total de los activos netos ajustados por inflación al cierre del ejercicio anterior.

17 CONTINGENCIAS Y COMPROMISOS

Contingencias -

Al 31 de diciembre del 2002, la Compañía tiene la siguientes contingencias:

a) En enero del 2001, la Compañía se acogió al Régimen Especial de Fraccionamiento Tributario (REFT) por acotaciones de impuesto general a las ventas correspondiente a los meses de julio a noviembre de 1993. Al respecto, con fecha 5 de noviembre del 2001 la Superintendencia Nacional de Administración Tributaria - SUNAT emitió la Resolución de Intendencia No.011-4-9863/SUNAT, mediante el cual reliquida un monto mayor al inicialmente acogido por la Compañía, de S/.2.4 millones a S/.3.3 millones. Con fecha 22 de noviembre del 2001, la Compañía interpuso contra esta resolución un recurso de reclamación. El 13 de febrero del 2003, la Compañía recibió una resolución del Tribunal Fiscal que resuelve declarar nula e insubsistente la Resolución de Intendencia antes indicada, en el extremo que reliquida la deuda materia de acogimiento a la Ley No.27334, ordenando a la Administración Tributaria emitir un nuevo pronunciamiento.

b) Al 31 de diciembre del 2002, la Compañía mantiene en proceso de reclamación un juicio por concepto de indemnización por responsabilidad extracontractual iniciado por terceros por US$1.6 millones.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final será favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Compromisos -

La Compañía tiene los siguientes compromisos al 31 de diciembre del 2002:

a) Avales por US$1.1 millones y US$3.4 millones, que garantizan operaciones de crédito de afiliadas y de operaciones de compra de terceros, respectivamente.

b) Fianzas bancarias a favor de entidades financieras por US$3.2 millones que garantizan transacciones diversas.

18 COSTO DE VENTAS

El costo de ventas por los años terminados el 31 de diciembre comprende:

	2002	**2001**
	S/.000	**S/.000**
Inventario inicial de existencias	301,653	284,182
Compra de mercadería	273,360	338,939
Mano de obra y gastos de taller	52,506	72,350
Gastos de operación de flota de alquiler	18,404	18,893
Otros	23,871	61,879
Inventario final de existencias	(238,304)	(301,653)
	431,490	474,590

19 GASTOS DE ADMINISTRACION

Los gastos de administración por los años terminados el 31 de diciembre incluyen las siguientes partidas:

	2002	**2001**
	S/.000	**S/.000**
Cargas de personal	21,795	22,259
Servicios prestados por terceros	14,735	18,299
Tributos	3,087	3,114
Cargas diversas de gestión	4,712	4,440
Depreciación y amortización	5,055	6,672
Provisiones del ejercicio	1,675	1,449
	51,059	56,233

20 GASTOS DE VENTA

Los gastos de venta por los años terminados el 31 de diciembre comprenden:

	2002 S/.000	2001 S/.000
Cargas de personal	17,607	21,762
Servicios prestados por terceros	12,182	13,891
Tributos	611	1,383
Cargas diversas de gestión	6,739	15,418
Depreciación y amortización	15,728	13,280
Provisiones del ejercicio	11,224	8,830
	64,091	74,564

21 INGRESOS FINANCIEROS

Los ingresos financieros por los años terminados el 31 de diciembre comprenden:

	2002 S/.000	2001 S/.000
Intereses por ventas a plazos	10,999	9,390
Descuentos por pronto pago	3,964	4,227
Intereses moratorios	2,912	3,888
Intereses por depósitos bancarios	785	600
Otros ingresos financieros	2,070	650
	20,730	18,755

22 GASTOS FINANCIEROS

Los gastos financieros por los años terminados el 31 de diciembre comprenden:

	2002 S/.000	2001 S/.000
Intereses por préstamos bancarios	17,270	27,100
Intereses por bonos corporativos	9,937	14,360
Intereses por financiamiento de proveedores del exterior	8,447	8,875
Transferencia fiduciaria de cuentas por cobrar	5,497	5,963
Otros gastos financieros	1,772	2,716
	42,923	59,014

23 UTILIDAD (PERDIDA) BASICA POR ACCION

La utilidad (pérdida) básica por acción por cada acción común ha sido determinada de la siguiente manera:

		2002	2001
Utilidad (pérdida) atribuible	S/.000	10,606	(5,838)
Promedio ponderado de acciones comunes en circulación		161,850,384	161,850,384
Utilidad (pérdida) básica por acción	S/.	0.066	(0.036)

La utilidad (pérdida) básica por acción se calcula dividiendo la utilidad (pérdida) neta correspondiente a los accionistas comunes (resultado neto menos los dividendos de las acciones preferidas) entre el promedio ponderado de las acciones comunes en circulación a la fecha de los estados financieros. Por no existir condiciones que lo justifiquen, no se ha determinado la utilidad diluida por acción; ésta se establece cuando existen acciones (comunes o de inversión), potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derechos a sus tenedores a obtener acciones comunes o de inversión.

24 OPERACIONES DE TITULIZACION

La Compañía efectúa las siguientes operaciones de titulización:

a) Cuentas por cobrar -

Al 31 de diciembre del 2002, la Compañía mantiene vigentes dos Contratos Marco de Fideicomiso de Titulización con Citicorp Perú Sociedad Titulizadora S.A. (en adelante la Sociedad Titulizadora), por los cuales la Compañía transfiere cuentas por cobrar que integran sus activos en favor de la Sociedad Titulizadora, para que ésta las integre en patrimonios en fideicomiso para que sirvan de respaldo de emisiones de valores de contenido crediticio colocados mediante oferta pública (bonos de titulización). A esa fecha las operaciones de titulización son las siguientes:

- Patrimonio en Fideicomiso - D. Leg. N°861, Título XI, Ferreyros - PFF, 2000-01 ("Patrimonio IV"), creado mediante Contrato Marco de Fideicomiso de Titulización de fecha 5 de abril del 2000, y sus modificatorias de fechas 24 de noviembre del 2000 y 20 de diciembre del 2000, por el cual la Compañía ha efectuado sucesivas transferencias de cuentas por cobrar (letras) al Patrimonio, administrado por la Sociedad Titulizadora. La Compañía reporta mensualmente a la Sociedad Titulizadora las letras y montos cobrados y el Patrimonio adquiere nuevas letras en reemplazo de las anteriores. Las cuentas por cobrar transferidas a favor del Patrimonio en el año 2002, asciende a US$24.4 millones (US$17.7 millones en el año 2001), las cuales respaldan los bonos de titulización emitidos por este Patrimonio el 28 de diciembre del 2000 por US$17 millones, los que serán redimidos a su vencimiento en los años 2003 y 2004. Este Patrimonio tiene un plazo de existencia limitado de seis años.

De otro lado, la inversión de la Compañía en este Patrimonio corresponde a 23 certificados de participación de un valor nominal de US$121,000 cada uno que fueron emitidos también el 28 de diciembre del 2000. Estos certificados, que reflejan en el Patrimonio el sobrecolateral que se produce al existir una cartera de letras transferidas por un valor mayor al de los bonos emitidos, dan derecho a su titular a que se le restituya su valor nominal al vencimiento del plazo, sujeto a la disponibilidad de fondos del patrimonio fideicometido; asimismo, otorga a su titular un derecho a la distribución de los beneficios o ganancias del patrimonio, así como del remanente.

- Patrimonio en Fideicomiso - D. Leg. N° 861, Título XI, Ferreyros - PFF, 1998-01 ("Patrimonio II"), creado mediante Contrato Marco de Fideicomiso de Titulización de fecha 29 de diciembre de 1998, y su modificatoria de fecha 27 de octubre de 1999, por el cual la Compañía ha efectuado sucesivas transferencias de cuentas por cobrar (facturas) al Patrimonio, administrado por la Sociedad Titulizadora. La Compañía reporta mensualmente a la Sociedad Titulizadora las facturas y montos cobrados y el Patrimonio adquiere nuevas facturas en reemplazo de las anteriores. Las cuentas por cobrar transferidas a favor del Patrimonio en el año 2002 asciende a US$169.1 millones (US$155.3 millones en el año 2001), las cuales respaldan los bonos de titulización emitidos por este Patrimonio el 19 de diciembre de 1999 y el 11 de setiembre del 2001, por US$15 millones y US$4 millones, respectivamente, los que serán redimidos a su vencimiento en los años 2003 y 2005, respectivamente. Este Patrimonio tiene un plazo de existencia limitado de siete años.

  De otro lado, la inversión de la Compañía en este Patrimonio corresponde al monto inicial entregado como cuenta de reserva por US$300,000, que será devuelto a la Compañía cuando se haya amortizado íntegramente los bonos emitidos a la fecha de su redención total. De la misma manera, la Compañía al haber transferido facturas en exceso al monto de los bonos emitidos, tiene derecho a recibir el remanente existente, luego de cancelar a los bonistas.

El saldo de las cuentas por cobrar a los patrimonios al 31 de diciembre del 2002 y 2001 (Nota 6) corresponde a las sucesivas transferencias fiduciarias de cuentas por cobrar, neto de los cobros efectuados a esas fechas; es considerado de vencimiento corriente y no devenga intereses; el saldo a esas fechas se resume como sigue:

	Patrimonio IV		Patrimonio II		Total	
	2002	2001	2002	2001	2002	2001
	US$M	US$M	US$M	US$M	US$M	US$M
Saldo al 1 de enero	0.4	2.9	10.1	17.7	10.5	20.6
Transferencias del año	24.4	17.7	169.1	155.3	193.5	173.0
Cobranzas del año	(24.6)	(20.2)	(172.9)	(162.9)	(197.5)	(183.1)
Saldo al 31 de diciembre	0.2	0.4	6.3	10.1	6.5	10.5
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Saldo al 31 de diciembre, equivalente en miles de nuevos soles	728	1,465	22,138	35,153	22,866	36,618

Asimismo, la Compañía ha efectuado aportes dinerarios para la constitución de estos patrimonios. Al 31 de diciembre del 2002 y 2001, el saldo de las inversiones en los patrimonios en fideicomiso (Nota 9) se resume como sigue:

	Inversión		Participación patrimonial		Total	
	2002	2001	2002	2001	2002	2001
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Patrimonio IV - Certificados de participación	9,184	9,184	9,896	4,304	19,080	13,488
Patrimonio II - Cuenta de reserva	1,052	1,052	(78)	(135)	974	917
	10,236	10,236	9,818	4,169	20,054	14,405

Al 31 de diciembre del 2002 y 2001, la Compañía ha reconocido su participación en los resultados de los patrimonios en fideicomiso sobre la base de sus estados financieros a esas fechas, acreditando S/.5.7 millones y S/.3.1 millones, respectivamente, al rubro Diversos, neto, del estado de ganancias y pérdidas.

b) Existencias y maquinaria y equipo -

El 23 de diciembre de 1999 la Compañía suscribió con Citicorp Perú Sociedad Titulizadora S.A. (en adelante la Sociedad Titulizadora), un Contrato Marco de fideicomiso de titulización por el cual la Compañía transfirió a la Sociedad Titulizadora en dicha fecha, determinadas máquinas, motores, componentes, camiones y equipos que integraban sus activos a su respectivo costo de adquisición, por un valor en libros de US$12.5 millones (existencias por US$11.2 millones y maquinarias y equipos por US$1.3 millones), para que se integren en un patrimonio fideicometido ("Patrimonio III"), administrado por la Sociedad Titulizadora, para que sirvan de respaldo de emisiones de valores de contenido crediticio colocados mediante oferta privada (bonos de titulización). Los bonos de titulización emitidos por este Patrimonio por US$10 millones, son redimidos mensualmente en función a la rotación y/o venta de los bienes. El plazo original de existencia del Patrimonio fue de catorce meses; posteriormente, en noviembre del 2000, se amplió dicho plazo a 36 meses, contados a partir de diciembre del 2000.

Según dicho contrato, la Compañía se encarga de custodiar los bienes, gestionar su venta y realizar la cobranza de la venta de estos bienes. Asimismo, la Compañía tendrá la opción de solicitar la transferencia en fideicomiso de alguno de los bienes, cuando efectúe ventas directas; en tal caso, el valor de esta transferencia será el valor inicialmente transferido.

Al 31 de diciembre del 2001, los bienes que integran el Patrimonio por US$1.5 millones, fueron vendidos durante el año 2002.

25 PARTICIPACION DE LOS TRABAJADORES

De acuerdo con la legislación vigente la participación de los trabajadores corresponde al 8% de la materia imponible. Esta participación es deducible para propósitos del cálculo del impuesto a la renta.

26 TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los años terminados el 31 de diciembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	2002 S/.000	2001 S/.000
Ajustes por registro de:		
Transferencias de existencias a inmuebles, maquinaria y equipo	42,697	19,922
Transferencias de inmuebles, maquinaria y equipo a existencias	39,283	41,520
Canje de acciones comunes por cuentas por cobrar comerciales	8,617	-
Capitalización de acreencias con empresa afiliada	7,663	-
Depósitos en la Compañía de la compensación por tiempo de servicios	-	6,129
Canje de otras cuentas por cobrar por acciones comunes	-	26,212
Impuesto a la renta y participación de trabajadores diferidos de la revaluación de terrenos	-	1,105

27 ADMINISTRACION DE RIESGOS FINANCIEROS

Las actividades de la Compañía la exponen a una variedad de riesgos financieros cuyos potenciales efectos adversos son permanentemente evaluados por el Directorio y la Gerencia de la Compañía, a efectos de minimizarlos. A continuación se presentan los riesgos financieros a los que está expuesta la Compañía:

Riesgo de tipo de cambio

Tanto las ventas como las compras y gastos operativos son sustancialmente efectuadas por la Compañía en dólares estadounidenses, reduciendo así el riesgo de verse afectada por las variaciones en los tipos de cambio en relación con el nuevo sol. La eventual utilización de contratos a futuro para reducir su exposición a la variación del tipo de cambio, es constantemente evaluada por la Gerencia de la Compañía.

Riesgo de tasa de interés

Los ingresos y los flujos de caja operativos de la Compañía son sustancialmente independientes de los cambios en las tasas de interés del mercado. Adicionalmente, la Gerencia de la Compañía obtiene financiamiento a tasas de interés fijas y variables, así como evalúa periódicamente la utilización de

contratos de cobertura de tasas de interés, para propósitos de administrar la exposición al riesgo de fluctuación de tasas de interés.

Riesgo de crédito

La Compañía no tiene riesgos significativos de concentración de crédito, habiendo establecido políticas para asegurar que la venta de bienes y servicios se efectúan a clientes con adecuada historia de crédito. En forma adicional, la Compañía establece garantías sobre los bienes vendidos y, cuando es aplicable, garantías adicionales.

Riesgo de liquidez

La administración prudente del riesgo de liquidez implica mantener suficiente efectivo y equivalentes de efectivo y la posibilidad de comprometer y/o tener comprometido financiamiento a través de una adecuada cantidad de fuentes de crédito. La Compañía suele mantener adecuados niveles de efectivo y equivalentes de efectivo y de líneas de crédito disponibles, debido a la política de diversificación de sus fuentes de financiamiento.

28 NUEVOS PRONUNCIAMIENTOS CONTABLES

a) Con fecha 3 de diciembre del 2002, el Consejo Normativo de Contabilidad oficializó las versiones revisadas en el año 2000 de las NIC 12 - Impuesto a la renta, NIC 19 - Beneficios a los trabajadores y NIC 39 - Instrumentos financieros: Reconocimiento y medición. La aplicación de estas versiones revisadas es obligatoria a partir del 1 de enero del 2003 en el caso de la NIC 12 y NIC 19 y a partir del 1 de enero del 2004 en el caso de la NIC 39, siendo, en este último caso, optativa su aplicación anticipada a partir del 1 de enero del 2003.

b) Con fecha 13 de enero del 2003, el Consejo Normativo de Contabilidad aprobó la vigencia a partir del año 2003 de los siguientes pronunciamientos del Comité de Interpretaciones (SIC):

SIC 27 Evaluación de lo sustancial en una serie de transacciones que tienen la forma legal de un arrendamiento

SIC 28 Fusión de negocios - Fecha de intercambio y valor razonable de los títulos patrimoniales

SIC 29 Revelación - Convenios de Concesión de Servicios

SIC 30 Moneda de presentación - Reexpresión de la moneda de valuación a la moneda de presentación

SIC 31 Ingresos - Transacciones de canje referentes a servicios de publicidad

SIC 32 Activos intangibles - Costo de un sitio WEB

SIC 33 Consolidación y método de participación patrimonial - Derechos de voto potenciales y asignación de participación en la propiedad

c) La NIC 32 - Instrumentos financieros: Revelación y presentación (revisada en 1998) y la NIC 39 - Instrumentos financieros: Reconocimiento y medición (versión original), oficializadas por el Consejo Normativo de Contabilidad, serán de aplicación obligatoria a partir del año 2003. Estas normas, complementarias entre sí, establecen los requisitos de revelación y valuación de los instrumentos financieros incluyendo a los instrumentos derivados y a las transacciones de cobertura. La NIC 39 clasifica a los instrumentos financieros en las siguientes categorías:

Negociables
Generados por la empresa
A ser mantenidos hasta su vencimiento
Disponibles para la venta

La NIC 39 establece criterios específicos para la valuación de los instrumentos financieros mostrados en el balance general, cuyas fluctuaciones se reconocerán en los resultados o en el patrimonio neto en función de la clasificación que la empresa les haya asignado. Sustancialmente los instrumentos financieros deben ser reconocidos en los estados financieros a su valor razonable.

La Gerencia estima que la adopción de estas normas, en lo aplicable a la Compañía, no generarán un impacto importante en los estados financieros de la Compañía.